
10012424

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

For the month of July 2010

000-29880 (Commission File Number)

Virginia Mines Inc. 200-116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)


SEC MAIL PROCESSING
RECEIVED
SEP 01 2010
193
SECTION

Virginia Mines Inc.
(Registrant)

Date: 08/25/2010

By: [signature]
Name: Noella Lessard
Title: Executive Secretary

Exhibit 1

Technical Report and Recommendations 2010 Exploration Program, FCI Project, Québec MINES VIRGINIA INC. ODYSSEY RESOURCES LTD. May 2010

Prepared by: Isabelle Roy, B.Sc. P. Geo., Senior Project Geologist Virginia Mines Inc. And François Huot, Ph.D., P. Geo., Senior Project Geologist Virginia Mines Inc.

8 paper copies

000-29880
Commission File Number

ITEM 1 TITLE PAGE

Form 43-101F1
Technical Report

Technical Report and Recommendations
2010 Exploration Program, FCI Project, Québec


SEC MAIL PROCESSING
RECEIVED
SEP 01 2010
WASH. D.C.
193
SECTION

MINES VIRGINIA INC.
ODYSSEY RESOURCES LTD.

May 2010

Prepared by:

François Huot, Ph.D., P. Geo.
Senior Project Geologist
Virginia Mines Inc.

And

Isabelle Roy, B.Sc. P. Geo.
Senior Project Geologist
Virginia Mines Inc.

ITEM 2 TABLE OF CONTENTS

ITEM 1 TITLE PAGE i
ITEM 2 TABLE OF CONTENTS ii
ITEM 3 SUMMARY 1
ITEM 4 INTRODUCTION AND TERMS OF REFERENCE 1
ITEM 5 DISCLAIMER 2
ITEM 6 PROPERTY DESCRIPTION AND LOCATION 2
ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 2
ITEM 8 HISTORY 3
8.1 Property ownership 3
8.2 Previous work 3
ITEM 9 GEOLOGICAL SETTING 5
9.1 Regional geology 5
9.2 Property geology 6
ITEM 10 DEPOSIT TYPE 7
ITEM 11 MINERALIZATION 7
11.1 Golden Gap showing 7
11.2 Félicie showing 7
11.3 Golden East-1 showing 7
11.4 Golden East-2 showing 7
11.4 Deca-1 showing 8
11.5 Deca-2 showing 8
11.6 Deca-3 showing 8
11.7 Deca-4 showing 8
11.8 Goose-2 showing 8
11.8 Séricite showing 8
11.9 Boulder field 8
11.10 Margot and Margot Extension showings 9
ITEM 12 EXPLORATION WORK 9

ITEM 13 DRILLING 9
13.1 FCI-10-010 10
13.2 FCI-10-011 11
13.3 FCI-10-012 11
13.4 FCI-10-013 13
13.5 FCI-10-014 14
13.6 FCI-10-015 15
13.7 FCI-10-016 17
13.8 FCI-10-017 18
13.9 FCI-10-018 19
13.10 FCI-10-019 20
13.11 FCI-10-020 21
ITEM 14 SAMPLING METHOD AND APPROACH 22
ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY 22
15.1 Sample security, storage and shipment 22
15.2 Sample preparation and assay procedures 23
ITEM 16 DATA VERIFICATION 23
ITEM 17 ADJACENT PROPERTIES 27
ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING 27
ITEM 19 MINERAL RESOURCE, MINERAL RESERVE ESTIMATES 27
ITEM 20 OTHER RELEVANT DATA 27
ITEM 21 INTERPRETATION AND CONCLUSION 27
ITEM 22 RECOMMENDATIONS 29
ITEM 23 REFERENCES 29
ITEM 24 DATE AND SIGNATURE 32
ITEM 25 ILLUSTRATIONS 34

LIST OF TABLES

Table 1. General information for winter 2010 drillholes (FCI Project). 9
Table 2. Analytical results for all blank samples taken during the 2010 winter drilling program. 24
Table 3. Analytical results for all standards analyzed during the 2010 winter drilling program in comparisons with their values given in certificates of analysis (Rocklabs). 26

LIST OF PHOTOS

Photo 1. Visible gold in a folded quartz vein. That sample has returned 14.15 g/t Au over 0.5 m (FCI-10-010). 10
Photo 2. Plagioclase-bearing tuff in the mafic wacke around 349 m (FCI-10-012). 12
Photo 3. Altered zone in the mafic wacke around 293.2 m. That zone has returned 0.66 g/t Au over 12.0 m (FCI-10-012). 13
Photo 4. Epidote-rich veining in metabasalt around 29.0 m (FCI-10-014)................................ 15
Photo 5. Massive pyrrhotite in vein crosscutting foliation in altered metabasalt around 196.4 m. The edge of the vein is composed of quartz, garnet and calcite (FCI-10-014). 15
Photo 6. A late tourmaline-rich vein crosscutting foliation in metabasalt around 153.9 m. The vein, which also contains chlorite, calcite, plagioclase and trace pyrrhotite, did not return anomalous gold values (FCI-10-015). 16
Photo 7. Garnet-bearing mafic wacke crosscut by late veinlets composed of quartz, actinolite, calcite and pyrrhotite around 224.6 m (FCI-10-016). 17
Photo 8. Quartz flooding with pyrite, pyrrhotite and 1-2% arsenopyrite around 169.4 m. This zone returned 1.21 g/t Au over 1 m and is included into a larger mineralized zone grading 0.53 g/t Au over 15.0 m (FCI-10-017). 18
Photo 9. Altered zone consisting in quartz veining associated with tourmaline, arsenopyrite, pyrite and pyrrhotite around 162.8 m. That zone returned 1.27 g/t Au over 1.7 m and is included into a larger mineralized zone grading 0.48 g/t Au over 6.5 m (FCI-10-018). 19
Photo 10. Late calcite-rich extensional veinlets (more or less parallel to the core) crosscutting foliation in metabasalt and quartz-calcite veinlets around 194.7 m (FCI-10-019). 20

LIST OF FIGURES

Figure 1. Location of the FCI Project. 34
Figure 2. Location of claims of the FCI Property. 35
Figure 3. Claims of the FCI Project (see map in pockets). 35
Figure 4. The FCI Property includes, from west to east, Félicie, Corvet-Ouest and Island Lake areas. 36
Figure 5. Location of gold and base metal showings of the FCI Project. 37
Figure 6. Location of 2010 drillholes (blue open circles) around Golden Gap showing. The blue filled circles show collar position of drillholes done in 2001 and 2010. A larger map is inserted in pockets. 38

LIST OF APPENDICES

Appendix I: List of claims.
Appendix II: Drill logs for the 2010 drilling campaign.
Appendix III: Certificates of analyses.

ITEM 3 SUMMARY

Virginia Gold Mines (thereafter called Virginia) initiated an exploration program in the region of Corvette Lake (James Bay) in 1997 following discoveries of base metal showings by other companies as early as the end of the 1950's. Over the years, Virginia has found more than 10 additional gold and base metal occurrences. The most important one is the Golden Gap showing where channel samples returned 14.3 g/t Au over 2 m and drilling has intersected mineralized zones with grades as high as 10.48 g/t Au over 7 m.

As part of the new joint venture with Odyssey Resources, geological and prospecting activities conducted during fall 2009 focussed on revisiting the whole property in order to proceed to future drilling operations. However, additional mapping in the Golden Gap area could not confirm the lateral extensions of the alteration zone associated with the gold-bearing mineralization. Many I.P. axes located west of the showing remained to be drill-tested. This area had also returned the highest gold value in one of the till samples (127 total gold grains including 72 pristine). The source of these gold grains had yet to be found.

This report summarizes drilling operations done during winter 2010 on the FCI Property. Eleven holes were drilled for a total of 3,035.6 metres, allowing to better understand the spatial distribution of lithological assemblages and their associated alteration and mineralized zones in the immediate region surrounding Golden Gap showing. Drillholes confirmed the occurrence of a large mafic volcanic unit south of Golden Gap, followed by a sedimentary-like horizon to the north. Most of the gold-bearing zones, in particular those with the largest thicknesses, are located near the contact separating these volcanic and sedimentary units. Large and extensive sub-economic gold zones returned values such as **0.66 g/t Au over 12.0 m**. Visible gold was also described in a decimetric quartz vein that graded **14.15 g/t Au over 0.5 m**. Despite the lack of significant economic zones in the immediate surroundings of Golden Gap showing, we suggest that the large sub-economic alteration zones located below and on each side of the Golden Gap showing be more intensely drill-tested as part of a larger drill program that could, first of all, test additional showings such as Sericite and Boulder Field.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

In 1997, Virginia undertook exploration work in the Lac Guyer greenstone belt northwest of Corvette Lake. The area had only been sporadically prospected by a few companies for its potential in hosting base metal deposits. A geological re-evaluation of this sector combined with recent gold discoveries in James Bay prompted Virginia to acquire Corvet Ouest Property about 10 km north of Corvette Lake. Since then, land position has increased with the addition of the contiguous Félicie and Island Lake properties, forming the FCI project (for Félicie, Corvet Ouest, Island Lake). Many gold and copper and zinc showings have been discovered, surveyed by geophysical methods and drill-tested in 2001 and 2007. Analytical results and potential for extending auriferous horizons both laterally and at depth justified a third drilling campaign. This exploration phase, which took place during winter 2010, was focussed on the immediate surroundings of Golden Gap showing where drillholes had already been done in 2001 and 2007.

In May 2009, Odyssey Resources has entered into an agreement with Virginia in which Odyssey has the option to earn a 50% interest in the property.

This report provides the status of current technical geological information relevant to Virginia's latest exploration program on the FCI Property in Québec and has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 5 DISCLAIMER

The first author François Huot, Ph.D. in marine geosciences and senior project geologist, has supervised operations on the 2010 winter drilling program from February 25th to March 23rd 2010 Co-author Isabelle Roy, B.Sc. in geology, was responsible for planning that winter drilling program and supervised operations from February 12th to 24th and from March 24th to April 7th. Roy was also involved in the 2009 fall fieldwork activities on the FCI Property.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The FCI Project is located in James Bay, approximately 485 kilometres northeast of the town of Matagami (Québec) (Fig. 1). The property is situated less than 12 kilometres from the Transtaiga all-weather gravel road (Fig. 2), 42 kilometres southwest of the LG-4 airport owned by Hydro-Québec and 36 kilometres southwest of Cargair outfitter camp. The project includes three contiguous properties namely, from west to east, Félicie, Corvet Ouest and Island Lake. The project is located in the NTS sheets 33G/08, 33G/09, 33H/05 and 33H/12. The FCI Property, 100% owned by Virginia, is composed of 412 map-designated claims (Fig. 3) for a total area of 211 km^2. The list of claims is shown in appendix 1.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The FCI Property is accessible by helicopter and floatplane, the latter aerial service readily available at Cargair, an outfitter located at Km 286 along the Transtaiga road. In winter, the property is easily reachable with snowmobiles using a tractor path some 18 kilometres long connecting with the Transtaiga road at Km 250. The nearby LG-4 airport offers an easy and rapid access to the region from main cities.

The topography of the property is relatively flat (360-380 m) with local hills less than 520 m high. Lakes and creeks are abundant and are oriented into an east-west direction. The hydrographical network drains itself towards the Grande Rivière. Quaternary deposits mainly include till and fluvio-glacial material, but eskers, desintegration moraine and boulder fields are common too. Vegetation is typical of the taiga ecosystem with abundant, but rather small, black spruce and pine, and only rare deciduous trees. Forest fires, which occurred in the last decade, have devastated the vegetation over a large portion of the property. From October to May, snow covers the landscape.

ITEM 8 HISTORY

8.1 Property ownership

Virginia has always been the sole owner of the Félicie, Corvet Ouest and Island Lake properties now grouped together as the FCI Property. In May 2009, Odyssey Resources has entered into an agreement with Virginia in which Odyssey has the option to earn a 50% interest in the property in exchange for $4 million CA in exploration work over a 6-year period and cash payments totalling $130 000 CA. Virginia is the operator of the project.

8.2 Previous work

Apart from regional mapping by the Geological Survey of Canada (Eade, 1966; Ciesielski, 1984, 1991), the Québec Ministry of Natural Resources (Sharma, 1977-1978; Hocq, 1985; Gauthier, 1996; Gauthier et al., 1997) and a graduate thesis at McGill University, little exploration work has been done in the area before 1997. Tyrones Mines Ltd. did prospection work for base metals in 1959 and dug five trenches. Their work led to the discovery of a copper showing (1.15% Cu over 2.1 m) in trench TR-9. In 1996, Phelps Dodge Corporation (formerly known as Tyrone Mines Ltd.) completed a helicopter-borne magnetic and electromagnetic survey north of Corvette Lake followed by a short program of geological mapping (Jagodits, 1996; Johnson, 1996). Soon after, they decided to drop their exploration permit considering the weak potential for discovering base metal deposits.

Based on a re-evaluation of the sector and considering recent gold discoveries in James Bay, Virginia acquired the Corvet Ouest Property (P.E.M. #1284). Work performed in 1997 led to the discoveries of Golden Gap showing and of two zones with anomalous contents in copper and zinc (0.28-0.39% Cu and 0.44-0.54% Zn) (Bambic, 1997). Grab and channel sampling on Golden Gap returned values as high as 32.71 g/t Au with the best interval at 14.30 g/t Au over 2 m. Mineralization consists in pyrrhotite with minor chalcopyrite and sphalerite found in an iron formation horizon enclosed into amphibolitized mafic volcanic rocks. The iron formation includes both the silicate and oxide facies. Resampling done in 1997 in Tyrone Mines trenches returned up to 2.28% Cu and 1.69% Zn (TR-8 and TR-8A) and 3.19% Cu (TR-9). Virginia also realized geological mapping and prospecting, and collected rock (211), till (41) and B-horizon soil (56) samples on the Corvet Ouest Property.

In 1998, Virginia proceeded to line cutting and completed a ground magnetic and induced polarization survey on Corvet Ouest (Lavoie, 1998; Lambert, 2000). An aerial photography survey, geological mapping and prospecting followed on Corvet Ouest (De Chavigny, 1998) and Island Lake properties. The width of Golden Gap showing was upgraded with channel sampling returning 5.76 g/t Au over 3 m. Golden East showing (up to 20.30 g/t Au) was discovered during that field campaign. Many samples, in particular those with quartz veins, contained gold tenors ranging between 1 and 50 g/t. In the Island Lake Property, the highest gold tenors in rock samples ranged between 0.3 and 2.64 g/t. They were collected from Algoma-type iron formations (oxide, silicate and sulphide-rich facies) with thicknesses reaching up to more than 20 metres (De Chavigny, 1998).

In 1999, Virginia and Sudbury Contact Mines Ltd. (co-partner with the option of acquiring 50% in the property) did geological mapping, prospecting and trenching (including channel sampling) on Corvet Ouest and Island Lake properties (Bambic and Chénard, 1999). The auriferous nature of Golden East (21.21 g/t Au and 0.84 g/t Au over 1 m) and Golden East-2 showings (1.84 g/t Au over 1 m) were confirmed. This work allowed to discover additional gold-rich zones known as Deca-1 to Deca-4 (1.91 g/t Au over 5 m and grab samples as high as 6.91 g/t Au), Goose-1 (1.98 g/t Au) and Goose-2 (3.74 g/t Au) showings. Many boulders contained between 1.01 and 7.29 g/t Au.

During spring 2000, Virginia proceeded to line cutting in the Island Lake Property. That grid was soon after surveyed by ground magnetic and induced polarization geophysics, geological mapping and prospecting (Simard, 2000). An Au-Cu-Zn showing was discovered in an extensive horizon of quartz-muscovite-biotite schist mineralized in chalcopyrite, sphalerite and galena (300 ppb Au, 150 g/t Ag, 1.89% Cu and 1.45% Zn). Moreover, many samples returned gold tenors varying between 0.50 and 7.08 g/t.

During winter 2001, Virginia proceeded to the first drilling campaign of the project, completing six holes for a total of 675 metres (Simard, 2001). This campaign investigated the auriferous potential below Golden Gap, Golden East and Deca-1 and tested nearby I.P. anomalies. In the vicinity of Golden Gap, drill results confirmed that lithological units are anomalous in gold with values of 1.62 g/t Au over 2.5 m (IL-01-01), 0.27 g/t Au over 15 m and 1.35 g/t Au over 4 m (IL-01-02) and 0.59 g/t Au over 11.4 m (IL-01-03). Best results in IL-01-04 (Golden East) and IL-01-05 (Deca-1) are 0.46 g/t Au over 1 m and 1.10 g/t Au over 1 m, respectively. Drillhole IL-01-06 was positioned 40 metres west of Goose-1 and tested potential mineralization below grab samples that had previously returned 7.06 and 7.08 g/t Au. The best interval in that drillhole was 0.72 g/t Au over 1 m. Despite several recommendations following that first drilling campaign, no further fieldwork was done for the next four years.

Since the resumption of exploration activities on the FCI project in 2005, Virginia has collected 2,828 B-horizon soil samples, 10 till samples and more than 1,500 rock samples. During summer 2005, exploration work included geological reconnaissance, channel sampling of showings, geochemical survey of the B-horizon soil (Charbonneau, 2005) and a helicopter-borne magnetic survey (1,591 linear kilometres) (Mouge and Paul, 2005). Prospecting has led to the discovery of two additional showings: Félicie and Margot.

In 2006, geological mapping focused on magnetic and geochemical anomalies, and on the surroundings of Félicie and Margot showings (Oswald, 2006). Soil sampling (B-horizon) was continued (Charbonneau, 2006). However, these new showings turned out to be relatively small and their extensions seem unlikely. Virginia also completed a till survey southwest (down-ice) of an auriferous boulder field and mapped the immediate surroundings of Golden Gap, Deca, Goose and Sericite showings. Four trenches were realized around Séricite showing (0.3 g/t Au, 150 g/t Ag, 1.89% Cu, 1.45% Zn) together with local mapping. A helicopter-borne magnetic and electromagnetic survey (33 linear kilometres) covered the area.

Exploration work done in 2007 began with a winter drilling campaign (Oswald, 2007). Nine drillholes were completed for a total of 1,448 m. Six of them tested the extension at depth of the Golden Gap horizon already drilled in 2001. Auriferous horizons were confirmed down to 100-

150 metres along a few sections and the best interval gave 10.48 g/t Au over 7.0 m (FCI-07-003). Three holes also tested lithologies below the auriferous boulder field (Island Lake sector) in order to find the source of the gold-bearing boulders. FCI-07-004, with its best interval having 0.69 g/t Au over 0.5 m, may have cut through that source. The highlight of exploration work during summer of 2007 was the sampling of a quartz vein near Golden Gap that returned values as high as 108.9 g/t Au.

In fall 2009, Virginia and its new partner, Odyssey Resources, completed another geological reconnaissance in the Félicie, Corvet-Ouest and Island Lake sector. Prospecting in the Golden Gap area did not allow recognizing the typical biotite-quartz alteration zone on the western side of the showing. However, the occurrence of several I.P. axes and gold anomalies in till samples makes this area an excellent target for gold mineralization. Moreover, numerous copper and zinc anomalies in grab samples confirm the good potential in the south part of the property for base metals or VMS-type deposits.

ITEM 9 GEOLOGICAL SETTING

9.1 Regional geology

Geological units of the FCI Property belong to the archean Lac Guyer greenstone belt (2,749 Ma). This belt is part of the La Grande sub-Province, a major component of the Superior Province (Fig. 1). The volcano-sedimentary assemblage of the Lac Guyer belt stretches in an east-west direction over more than 140 kilometres. Its thickness varies between 2 and more than 8 kilometres. It was deposited on a tonalitic gneiss (>3.0 Ga) which was then part of a continental basement spatially associated with zones of rifting created during the extensional stage of the archean crust. The La Grande sub-Province is limited to the north by the Bienville sub-Province (gneiss and granitoids), to the south by the Opinaca sub-Province (Laguiche Bassin) and to the east by the Ashuanipi sub-Province.

The immediate region of the FCI Property is characterized by the occurrence of mafic and ultramafic rocks interlayered with horizons of metasedimentary and felsic volcanic rocks. These lithologies are crosscut by mafic to felsic intrusions magmatically emplaced in early to late tectonic stages of the belt. The tectonic grain of the Lac Guyer belt is generally oriented east-west to northeast-southwest. The main tectonic fabric (or regional foliation) has a moderate dip towards north or south. Two major deformational stages (D1 and D2) were recognized in this belt. D1, responsible for the regional foliation (S1), is genetically linked to thigh isoclinal folds (P1). The younger event (D2) generated open folds (P2) with vertical axial plane which are generally oriented NNW to NNE, with a low-angle plunge. Superposition of these two deformational stages has resulted into local interference patterns in domes and basins. All supracrustal units have been metamorphosed up to the upper amphibolite facies, with local retrograde metamorphic overprints.

The Poste Lemoyne Project, entirely owned by Virginia, is located 100 kilometres to the west of FCI, along the same greenstone belt. That property is known for its numerous gold occurrences, including the Orfée gold zone (100,000 oz Au).

9.2 Property geology

The property is divided into three sectors. From west to east, they are Félicie, Corvet Ouest and Island Lake (Fig. 4). The present report will only describe geological characteristics of Corvet Ouest since the 2010 winter program was realized in that portion of the property. Refer to report written by Oswald (2008) and Roy and Archer (2010) for descriptions of Félicie and Island Lake sectors.

Lithological units observed inside the limit of the property in the Corvet Ouest sector include, from south to north, felsic to intermediate intrusive rocks, mafic metavolcanics and metasediments. The felsic to intermediate intrusive rocks correspond to a variety of granodiorite with lesser amounts of tonalite located south of the Lac Guyer belt. The mafic volcanic assemblage is at least 1-3 km thick, stretching over the whole length of the property. It contains many narrow horizons of ultramafics, sedimentary rocks and iron formations. The mafic volcanic rocks are amphibolitized and/or chloritized and have a massive to gneissic texture. Their texture and mineralogy differ depending on their spatial distribution with respect to sedimentary lithologies passing through Golden Gap showing. On the northern side of sedimentary rocks, between Golden Gap and Brook Lake, basalts are coarse-grained, homogeneous, highly foliated and contain more than 75% amphibole with 2 to 5% garnet porphyroblasts surrounded by quartz. The strong foliation fabric looks like banding in a sedimentary rock. However, such banding is limited to lateral extensions less than 1 metre. On the southern side of the sedimentary horizon, basalts are very fine-grained, more massive and contain more than 85% amphibole (approaching the pyroxenitic aspect) with lesser amount in garnet. Ultramafic lithologies have been described in the southern half of the mafic volcanic package. Iron formations are a common variety of sedimentary units in the mafic volcanic package. Between Golden Gap showing and Nose Lake, iron formations, between 25 and 75 metres in width, are most commonly of the oxide facies type. These formations become narrower (2-10 metres) between Golden Gap and Deca showings. Sulphidic and silicate facies have been locally described. Wacke is known to contain up to 2-5% pyrite and pyrrhotite. Geological interpretation suggests that the lithological sequence begins with conglomerate followed by sulphide-rich wacke, graywacke, argillite and finally iron formation.

In the northern portion of the claims and well beyond the limit of the property, sedimentary rocks, which correspond to wacke, conglomerate and iron formations, are commonly intruded by intermediate to felsic dykes such as diorite and pegmatite. These metasediments tend to be more metamorphosed and gneissic towards the north. The overall thickness of these metasediments ranges from 2 to 8 kilometres. This sequence includes fine-grained and whitish-gray quartzo-feldspathic gneiss containing 10% biotite and 3% garnet porphyroblasts. A large pegmatitic intrusion, marked by rounded hills in this relatively flat landscape, was also described 2 kilometres northeast of Golden Gap.

The dominant fabric in Corvet Ouest is a penetrative foliation trending E-W (N080°-N100°) and usually dipping (50-80°) to the south. Foliation changes orientation towards the eastern part of the property (Island Lake sector) where it becomes NE-SW. In this area of flexure, the volcano-sedimentary assemblage thickens and dips of foliation are more abrupt.

Many diabases crosscut the volcano-sedimentary sequence of the Lac Guyer belt. These extensive and more or less magnetic Proterozoic dykes have orientations ranging from NNW to NE and widths that reach up to 45 metres.

ITEM 10 DEPOSIT TYPE

This section is not applicable to this report.

ITEM 11 MINERALIZATION

This section presents the different types of mineralization discovered on the property since 1997 (Fig. 5).

11.1 Golden Gap showing

The main showing of FCI Property is associated with a deformation zone in a volcano-sedimentary sequence. Altered mafic volcanics and associated metasediments are highly deformed, mineralized in sulphides (pyrrhotite, pyrite and arsenopyrite) and injected by deformed quartz veins. Grab samples returned **3.1 to 108.9 g/t Au**. The best surface channel samples returned **14.3 g/t Au over 2 m**. In 2001, a drillhole returned **1.62 g/t Au over 2.5 m (IL-01-01)**. The best result from the 2007 drilling program was **10.48 g/t Au over 7 m (FCI-07-003)**. Numerous gold targets remained to be explained in the Golden Gap area before the 2010 drilling campaign.

11.2 Félicie showing

A mineralized QFP dyke with sulphides (galena, chalcopyrite, sphalerite, pyrite, pyrrhotite, bornite and native copper) returned **5.54 g/t Au, >100 g/t Ag, 1.86% Cu, 1.56% Pb and 4.94% Zn** in a grab sample. Channel sampling returned up to **0.99 g/t Au**.

11.3 Golden East-1 showing

A wacke injected by quartz veins and sulphides (pyrrhotite, pyrite and arsenopyrite) returned **3.43 to 21.21 g/t Au** in grab samples. The best channel returned **0.84 g/t Au over 1 m**. A drillhole **(IL-01-04)** crosscut two auriferous intersections: **360 ppb Au over 1 m** and **456 ppb Au over 1 m**.

11.4 Golden East-2 showing

About 35 metres east of Golden East-1, a wacke with quartz-tourmaline veins and sulphides (pyrrhotite, pyrite, arsenopyrite and chalcopyrite) returned **1.84 g/t Au over 1 m and 0.77 g/t Au over 1 m**.

11.4 Deca-1 showing

A mineralized quartz-tourmaline vein in mafic lavas with 15% sulphides (arsenopyrite, pyrrhotite and pyrite) returned **1.19 g/t Au over 2 m**, **1.91 g/t Au over 5 m and 3.4 g/t Au over 2 m** from surface channel sampling. The best grab sample returned **6.91 g/t Au**. A drillhole **(IL-01-05)** crosscut an intersection of **1.10 g/t Au over 1 m.**

11.5 Deca-2 showing

A mineralized quartz vein in wacke containing less than 2% sulphides (pyrrhotite, pyrite and arsenopyrite) returned **1.29 g/t Au over 1 m and 1.84 g/t Au over 1 m** from channel samples.

11.6 Deca-3 showing

A mineralized quartz vein in wacke containing less than 5% sulphides (pyrrhotite, pyrite and arsenopyrite) returned **0.86 g/t Au over 4 m** including **1.49 g/t Au over 1 m** from channel samples. The best grab sample returned **5.02 g/t Au**.

11.7 Deca-4 showing

A mineralized quartz-tourmaline vein in mafic lavas containing less than 5% sulphides (arsenopyrite, pyrrhotite and pyrite) returned **498 ppb Au over 1 m** from channel sampling. The best grab sample returned **4.77 g/t Au**.

11.8 Goose-2 showing

A mineralized and hematized quartz vein in mafic lavas containing less than 2% sulphides (pyrite, pyrrhotite and arsenopyrite) returned **432 ppb Au over 1 m.** The best grab sample returned **3.74 g/t Au**.

11.8 Séricite showing

A mineralized and highly deformed sericite schist with 20% sulphides (chalcopyrite, sphalerite and galena) returned up to **296 ppb Au, 150 g/t Ag, 1.89% Cu, 11.15% Pb and 1.45% Zn** in grab samples. The best channel returned **60 ppb Au, 16.7 g/t Ag, 0.36% Cu, 0.89% Pb and 0.45% Zn over 1 m**.

11.9 Boulder field

A boulder field containing several blocks of sulphide-bearing amphibolites returned between **1.01 and 38.12 g/t Au**. The source of these boulders may have been found by drilling in 2007. However, additional drillholes would be necessary to eliminate any doubts.

11.10 Margot and Margot Extension showings

An ultramafic sill, located south of the Corvet Ouest sector, contains up to 2% sulphides (pyrrhotite and chalcopyrite). The best channels returned **222 ppb Au, 179 ppb Pt and 235 ppb Pd over 1 m, and 250 ppb Au, 132 ppb Pt and 128 ppb Pd over 1 m**.

ITEM 12 EXPLORATION WORK

No exploration work was done at surface during this winter drilling campaign. Refer to report written by Roy and Archer (2010) for information on that matter.

ITEM 13 DRILLING

A drilling campaign was underway from February 12th to April 7th 2010. Bradley Bros Ltd. completed eleven drillholes (Fig. 6) for a total length of 3,035.6 metres (Table 1). Drill core was logged by geologists Isabelle Roy and François Huot and split by technicians Èva Roy-Vigneault and André Pelletier. All operations were conducted from Cargair outfitter camp. Pick-up trucks and snowmobiles were used to reach the property. Drill core has been temporarily stored at Cargair, waiting to be transported to Poste Lemoyne Extension (PLEX) camp, owned by Virginia, located at KM 176.5 along the Transtaiga road. Drill logs have been inserted in appendix II and cross-sections for each drillhole are in pockets of this report.

Table 1. General information for winter 2010 drillholes (FCI Project).

Hole	Line	Station	Length (m)	Northing	Easting	Azimut	Dip
FCI-10-010	16+55E	4+28S	254.0	5929572	556706	15	-52
FCI-10-011	16+03E	5+03S	358.0	5929509	556639	15	-52
FCI-10-012	14+98E	5+31S	371.0	5929506	556526	15	-53
FCI-10-013	13+98E	5+35S	299.0	5929526	556431	15	-53
FCI-10-014	12+71E	5+31S	303.1	5929556	556310	15	-53
FCI-10-015	12+15E	6+53S	284.0	5929451	556223	15	-53
FCI-10-016	10+91E	5+50S	248.0	5929579	556126	15	-53
FCI-10-017	8+75E	5+33S	212.0	5929642	555923	15	-53
FCI-10-018	6+66E	4+98S	257.0	5929723	555726	15	-53
FCI-10-019	6+63E	6+70S	198.5	5929556	555685	15	-53
FCI-10-020	4+42E	6+30S	251.0	5929645	555480	15	-53
Total:			**3,035.6**				

Drill core was systematically sampled every 1 metre for a total of 2,048 samples (excluding blanks and standards). For geological reasons such as lithological and mineralization variations, length of intervals was modified in order to obtain representative samples. All were analyzed for their gold content. Among these samples, three were analyzed with the metallic sieve package, seven with the Au+scan package and seven with the WRC package.

13.1 FCI-10-010

This first hole of the campaign (L: 254 m, AZ: 15°; D: -52°) was designed to test the eastern portion of the Golden Gap mineralized system. It was positioned on section 16+50E, 100 metres east of the easternmost section drilled in 2007. The target was an I.P. anomaly interpreted to be 100 metres below the surface. Hole FCI-07-008 had intersected an auriferous zone grading 0.33 g/t Au over 10.65 m at a depth of 100 m.

After an overburden of 4 metres, FCI-10-010 cut through a package of aphyric to medium-grained metabasalt down to 198.1 m. This amphibole-rich metavolcanic rock is commonly well-foliated, slightly chloritized and injected by millimetric quartz-calcite veinlets. Biotite (3-5%) occurs discontinuously along millimetric to centimetric bands parallel to foliation. Silicification and biotitization become more significant from 135.0 m to 167.7 m whereas garnet porphyroblasts are first described starting at 49.0 m. A few decimetric felsic dykes with 5% plagioclase phenocrysts crosscut this volcanic package. Below 198.1 m, most of the lithologies seem to have an intermediate composition and a sedimentary origin. Biotite content is higher than in the above volcanics despite the occurrence of abundant amphibole. The distribution of garnet porphyroblasts is heterogeneous. Sulphide content is typically low except from 236.6 to 237.5 m where pyrrhotite and pyrite sum up to 8% in very fine-grained metasediment and in millimetric, folded veinlets with variable orientations.



Photo 1. Visible gold in a folded quartz vein. That sample has returned 14.15 g/t Au over 0.5 m (FCI-10-010).

Metabasalt is only very weakly mineralized in pyrrhotite as its content is limited to trace amounts. The most interesting feature in this hole is a 10 cm thick (165.5-165.6 m) folded quartz vein with visible gold (more than 10 grains) that returned **14.15 g/t Au over 0.5 m** (165.3-165.8 m) (Photo 1). Four other anomalous zones were cut in metabasalt including one with **1.50 g/t Au over 1.0 m**. Three metric gold-bearing intervals, ranging from 0.13 to 0.19 g/t Au, were intersected in the underlying metasedimentary rocks. The I.P. anomaly could correspond to a 10 cm thick quartz vein containing 10% pyrrhotite intersected at 65.2 m.

13.2 FCI-10-011

Hole FCI-10-011 (L: 358 m, AZ: 15°; D: -52°) was designed to test the eastern portion of the Golden Gap mineralized system. It was positioned on section 16+00 E, 50 metres east of the easternmost section drilled in 2007. The drillhole tested two I.P. anomalies.

After an overburden of 7 metres, this hole cut through a sequence of relatively unaltered metabasalt down to 250.2 m. This lithology is composed of abundant amphibole and plagioclase with minor quartz, biotite, calcite and chlorite. Two fault zones characterized by grinded core and chloritized mafic rocks have been crosscut (98.3-103.4 m and 128.5-131.0 m). The sequence is locally injected by felsic dykes and pegmatite. Garnet porphyroblasts occur over decimetric horizons. From 250.2 to 271.7 m, mafic volcanic rocks are silicified and biotitized. Their content in sulphides is significantly higher than the above sequence with 2-5% pyrrhotite (locally 10%) and 1% pyrite. Below 271.7 m, the rock has a different look. It shows strong banding rich in actinolite and biotite. The origin of these bands is both primary and alteration-related as most of them are folded and crosscut the main foliation. We interpret this sequence as being a wacke with an important mafic component. Plagioclase phenocrysts (up to 5%, 2-4 mm) are present over a few metres in this biotite-rich unit which may indicate that some horizons could correspond to crystal tuffs. Sulphide content is low (<1%) with a few horizons up to 3-4%, including pyrrhotite and trace arsenopyrite. All the intersected units contain between 5 to 10% (very locally 15%) millimetric veinlets of quartz, calcite and minor plagioclase parallel to foliation.

Up to 8 metric zones with anomalous gold content (0.15-0.46 g/t) were intersected in the entire sequence. The best of them returned **0.46 g/t Au over 3.0 m** (263.0-266.0 m) **including 0.95 g/t Au over 1.0 m**. That mineralized zone is located less than 10 metres from the underlying wacke.

13.3 FCI-10-012

Hole FCI-10-012 (L: 371 m, AZ: 15°; D: -53°) was designed to test extensions at depth of two mineralized zones cut by IL-01-003, FCI-07-003 and FCI-07-007 in this section. The best auriferous zone of the FCI Project (10.48 g/t Au over 7.0 m), thought to be linked to the Golden Gap showing, was intersected in FCI-07-003. Two grab samples collected at surface in boudinaged quartz veins have returned 32.3 and 108.9 g/t Au along this section.

After a 2.9 m thick overburden, this hole crosscut foliated basalt down to 270.0 m. This aphyric to fine-grained mafic host rock is composed of abundant actinolite and plagioclase with chlorite and minor biotite (5%, locally up to 15%). Biotite mostly occurs as millimetric to centimetric bands parallel to foliation which typically forms an angle of 65° with respect to the core. The sequence is injected by 1-3% quartz-calcite veinlets with accessory epidote. These millimetric to centimetric injections are parallel and oblique to foliation. Most of them have been boudinaged. Sulphides (1% pyrite, <1% pyrrhotite) are found disseminated or stretched into foliation. They locally occur in the quartz-calcite veinlets. A fault zone characterized by brecciated basalt and fault gauge was described from 72.0 to 81.0 m. Garnet porphyroblasts (1-3 mm, <3%) are present from 120.0 m down to 254.6 m. This metamorphic mineral has an irregular morphology as it has been deformed into foliation. It is commonly surrounded by a green mineral which may be clinopyroxene. Garnet is unevenly distributed as it may reach up to 5-7% over metric intervals and be absent over several metres. A horizon of foliated wacke composed of plagioclase, quartz and biotite (25-30%) extends from 179.2 to 180.1 m. From 254.6 to 270.0 m, the rock is actinolite-rich and may correspond to a pyroxenite. In this more magnesian rock, pyrite and pyrrhotite (2-3%) are found in stringers and in clusters and reach up to 15% between 259.5 and 259.7 m. From 270.0 to 285.5 m, the rock corresponds to weakly altered basalt with 15% biotite and minor garnet. From 285.5 to 371.0 m, the sequence is still mafic but the rock contains significant biotite and quartz. It is thought to correspond to metamorphosed mafic ash tuff or mafic wacke. The presence of local plagioclase phenocrysts may represent small horizons of crystal tuff (Photo 2). Pyrrhotite and pyrite (5%) are found as disseminations and in quartz-calcite veinlets. Arsenopyrite and chalcopyrite are present too in trace amounts.



Photo 2. Plagioclase-bearing tuff in the mafic wacke around 349 m (FCI-10-012).

Seven anomalous gold zones were cut by FCI-10-012. Three most significant are **0.36 g/t Au over 1.9 m** (179.2-181.1 m), **0.21 g/t Au over 11.0 m** (237.0-248.0 m) [**including 0.88 g/t Au over 1.0 m**] and **0.66 g/t Au over 12.0 m** (286.0-298.0 m). The 0.21 g/t Au over 11.0 m interval may connect with the 10.48 g/t Au over 7.0 m interval (FCI-07-003) and the gold-rich quartz vein (32.3 and 108.9 g/t Au) sampled at surface. The 0.66 g/t Au over 12.0 m interval may be the extension at depth of the I.P. axes passing between 2+00 S and 2+50 S.



Photo 3. Altered zone in the mafic wacke around 293.2 m. That zone has returned 0.66 g/t Au over 12.0 m (FCI-10-012).

13.4 FCI-10-013

Hole FCI-10-013 (L: 299 m, AZ: 15°; D: -53°) was designed to test the deeper extension of the auriferous zone cut by FCI-07-009 (1.44 g/t Au over 2.0 m). It could intersect up to four I.P. axes.

After a 4 metre thick overburden, the rock sequence is mainly composed of metamorphosed basalt down to 203.5 m. The foliated host rock contains abundant amphibole and plagioclase with minor biotite (5%), chlorite, epidote, calcite and quartz. Basalt is typically fine-grained with some aphyric and medium-grained facies. The upper portion of the interval contains up to 5-7% epidote-quartz-calcite-sulphides alteration found as patches and veinlets. Content in sulphides ranges between 1 and 3%. Garnet porphyroblasts are common but never exceed 5%. A foliated plagioclase-phyric felsic dyke crosscuts the sequence from 78.4 to 78.7 m. Two medium-grained actinolite-rich horizons are present (203.5-210.2 m and 254.0-258.3 m). They correspond to magnesium-rich rocks (12.73-17.06% MgO) which are seen as the primitive facies of the basaltic sequence. They may also be pyroxenitic dykes or sills emplaced early in the chronological sequence of magmatic events as they have been altered and deformed too. Sulphides are abundant between 218.0 and 254.0 m in the altered metabasalt. Pyrrhotite is the most common sulphide with minor pyrite and traces of chalcopyrite. Semi-massive pyrrhotite (15-20%) occurs between 227.2 and 229.3 m and may explain the I.P. axis at 2+90 S.

Nine metric intervals with gold content higher than 0.1 g/t were intersected. The most significant zone returned **0.96 g/t Au over 3.0 m** (281.0-284.0 m) and consists in mafic wacke injected by quartz veinlets containing 2-3% pyrrhotite and pyrite with trace arsenopyrite.

13.5 FCI-10-014

Hole FCI-10-014 (L: 303.1 m, AZ: 15°; D: -53°) was designed to test two auriferous zones intersected in IL-01-002 and FCI-07-002 along section 13+00 E. The shallower interval (south zone) had returned up to 0.27 g/t Au over 15.0 m and the deeper one (north zone), up to 0.95 g/t Au over 3.0 m (Oswald, 2007). I.P. axes located between 2+60 S and 3+50 S could be explained by the sulphide content of these zones.

After a 3.1 m thick overburden, FCI-10-014 intersected a sequence of metabasalt down to 208.6 m. The upper portion of this mafic interval is composed of common amphibole and plagioclase with minor epidote, quartz and calcite. Biotite (5-10%) is present from 62.0 m downwards whereas garnet porphyroblasts (<2%) have been described from 121.0 m downwards over discontinuous intervals. Content in sulphides (pyrrhotite and pyrite) never exceeds 1%. Veinlets composed of epidote, calcite, quartz, plagioclase and K-felspar are common (up to 5-7%) from the surface down to 62.0 m (Photo 4). Veining evolves downwards into quartz-calcite injections. From 13.0 to 25.0 m, metabasalt is crosscut by 11 decimetric, non-magnetic, Proterozoic diabase dykes with clinopyroxene phenocrysts. Lithologies from 193.0 to 271.0 m show signs of alteration (Photo 5). They consist in basalt and ultramafics that are weakly to moderately altered by biotite, garnet and sulphides. Ultramafics, metamorphosed into actinolite-rich rocks, contain about 15-17% MgO. They may represent the magnesian-rich portion of the volcanic sequence (pyroxenitic komatiite?). Carbonatization and silicification are pervasive and pyrrhotite content averages 5% in this altered horizon (up to 10% pyrrhotite from 215.6 to 238.0 m). Trace amounts of chalcopyrite and arsenopyrite were also described. The hole was stopped in a thick sequence of garnet-bearing mafic wacke that could also be a metamorphic mafic ash tuff. Trace arsenopyrite was seen in this wacke.

FCI-10-014 contains seven metric zones with anomalous content in gold (>0.1 g/t). Four of them are located in the upper section of the wacke horizon including the most significant (**0.94 g/t Au over 3.0 m**) which is the deep extension of the northern auriferous zone intersected in IL-01-002 and FCI-07-002. The south zone was also extended at depth in FCI-10-014 with **0.11 g/t Au over 5.0 m**.


29

Photo 4. Epidote-rich veining in metabasalt around 29.0 m (FCI-10-014).



Photo 5. Massive pyrrhotite in vein crosscutting foliation in altered metabasalt around 196.4 m. The edge of the vein is composed of quartz, garnet and calcite (FCI-10-014).

13.6 FCI-10-015

Hole FCI-10-015 (L: 284 m, AZ: 15°; D: -53°) was designed to test the deep extension of Golden Gap showing and auriferous zones cut by IL-01-001 and FCI-07-001. These holes had already confirmed the existence of Golden Gap mineralization down to 100 metres vertically with an interval grading 1.77 g/t Au over 3.0 m.

After a 2.6 m thick overburden, this hole intersected a sequence of metabasalt down to 271.4 m. Veinlets composed of epidote, calcite, quartz, plagioclase and K-felspar (1-2%) are present from the surface down to 151.5 m where veining is restricted to veinlets composed of quartz, calcite and plagioclase downwards. A late tourmaline-rich vein was described around 153.9 m (Photo 6). The occurrence of millimetric to centimetric bands of biotite begins at 151.5 m too. Pyrrhotite and pyrite are found disseminated (1-3%). Garnet porphyroblasts (<1%) were first described at 214.7 m and occur down to 271.4 m in a basaltic horizon which has been affected by pervasive carbonatization and silicification. From 258.0 to 261.0 m, metabasalt is moderately altered and contains about 5-7% pyrrhotite and 1-2% pyrite. Four metric zones with anomalous content in gold (>0.14 g/t) are spatially associated with this sulphide-rich horizon which may correspond to the deep extension of Golden Gap mineralization. The most significant zone at that depth returned **0.47 g/t Au over 2.0 m**. We pinpoint the fact that no lithology in this section are described as iron formations whereas mineralization in Golden Gap was previously described as hosted by such type of metasediments. The hole was stopped at 284.0 in a diabase whose upper contact crosscut the basaltic sequence at 271.4 m. The largest auriferous interval in this hole returned **0.13 g/t Au over 10.7 m** in the upper metabasalt (168.3-179.0 m).



Photo 6. A late tourmaline-rich vein crosscutting foliation in metabasalt around 153.9 m. The vein, which also contains chlorite, calcite, plagioclase and trace pyrrhotite, did not return anomalous gold values (FCI-10-015).

13.7 FCI-10-016

Hole FCI-10-016 (L: 248 m, AZ: 15°; D: -53°) was designed to test the western extension of the Golden Gap mineralization along section 11+00 E. The hole could crosscut up to three I.P. axes.

After a 3.1 m thick overburden, FCI-10-016 cut through a basaltic sequence down to 195.0 m. These volcanic rocks are mainly composed of amphibole and plagioclase with minor quartz, biotite, calcite, epidote, chlorite and garnet. Quartz-calcite veinlets, with minor plagioclase, are common and sulphide content averages about 1-2%. Carbonatization and silicification become pervasive from 86.0 m. Minor fault zones occur, particularly from 74.0 to 82.0 m. From 184.9 to 195.0 m, metabasalt contains more sulphides (3%) including pyrrhotite, pyrite and arsenopyrite in stringers and as disseminations. Two metric intervals with anomalous gold content (0.15 and 0.26 g/t) were cut in metabasalt. An altered ultramafic lithology is present from 195.0 to 210.0 m. This actinolite-rich rock, with 16.57% MgO, also contains rare serpentine, very minor plagioclase, and trace orthopyroxene and biotite. It may correspond to the base of the basaltic flow overlying the wacke horizon. This wacke, at least 27 metres thick, contains two intervals anomalous in gold (**0.14 g/t Au over 4.0 m** and **1.23 g/t Au over 4.0 m**) that may connect with I.P. anomalies located between 3+00 S and 3+50 S. Trace arsenopyrite is locally present in this biotite-rich metasedimentary unit, particularly in the 1.23 g/t Au over 4.0 m interval. Late veinlets composed of quartz, actinolite, calcite and pyrrhotite crosscut schistosity in the mafic wacke (Photo 7). The hole was stopped in a basaltic sequence underlying wacke.



Photo 7. Garnet-bearing mafic wacke crosscut by late veinlets composed of quartz, actinolite, calcite and pyrrhotite around 224.6 m (FCI-10-016).

13.8 FCI-10-017

Hole FCI-10-017 (L: 212 m, AZ: 15°; D: -53°) was designed to test, along section 8+75 E, the western extension of Golden Gap mineralization, I.P. anomalies and the source of a till that returned 123 gold grains. Lithologies mapped just north of this hole included metabasalt and iron formations.

After a 1.1 metre thick overburden, FCI-10-017 intersected metabasalt down to 117.1 m, where it cut through a 3 m thick actinolite-rich lithology interpreted as the magnesian base of the lava flow. The hole intersected another similar mafic-ultramafic package from 120.4 down to 166.2 m. Then, lithologies correspond to mafic wacke down to the end of the hole at 212.0 m, except for one horizon of metabasalt from 183.5 to 192.4 m. This whole sequence contains 1-2% pyrrhotite with trace pyrite and up to 3-4% veinlets composed of quartz and calcite or amphibole, biotite and garnet. Biotite bands are present (<5%) but heterogeneously distributed in the metabasalt. Garnet porphyroblasts are widespread but their content is limited to 1% except from 137.8 to 154.9 m where they reach up to 5-10% (locally 30%). None of the lithologies described in this drillhole corresponds to any type of iron formations.



Photo 8. Quartz flooding with pyrite, pyrrhotite and 1-2% arsenopyrite around 169.4 m. This zone returned 1.21 g/t Au over 1 m and is included into a larger mineralized zone grading 0.53 g/t Au over 15.0 m (FCI-10-017).

Seven metric zones with anomalous values in gold were cut by FCI-10-017. The best interval, which returned **0.53 g/t Au over 15.0 m**, was found in mafic wacke underlying the ultramafic horizon. This metasediment only contains 1% pyrrhotite and is injected by up to 10% millimetric to centimetric quartz-amphibole-calcite-plagioclase veinlets. The uppermost part of the interval, containing pyrite, pyrrhotite and 1-2% arsenopyrite in quartz flooding, returned 1.21 g/t Au over 1 m (Photo 8).

13.9 FCI-10-018

Drillhole FCI-10-018 (L: 257 m, AZ: 15°; D: -53°) was designed to test, along section 6+50 E, the western extension of Golden Gap mineralization, I.P. anomalies and the source of a till that returned 123 gold grains. Lithologies mapped just north of this hole included metabasalt and iron formations. Drillhole FCI-10-019 was positioned 172 m behind, along the same section.

After a 10.0 metre thick overburden, FCI-10-018 intersected a mafic volcanic sequence down to 95.3 m. This package includes both mafic and ultramafic (pyroxenitic) lithologies. In this hole, ultramafics are not restricted to the base of the volcanic pile but are found in at least four horizons with thicknesses ranging from 1 to 14 metres. Quartz-calcite veinlets are common (2-5%). From 50.0 to 72.6 m, lithologies contain 5-10% garnet (locally up to 30%) porphyroblasts and 3-5% pyrrhotite and 1% pyrite. Below 95.3 m, the rock package is almost exclusively composed of mafic wacke, except for one horizon which corresponds to metabasalt (100.0-107.2 m). Sulphides are rather scarce in this unit. They include pyrrhotite, pyrite and, locally, arsenopyrite in trace amounts between 95.3 and 107.2 m.



Photo 9. Altered zone consisting in quartz veining associated with tourmaline, arsenopyrite, pyrite and pyrrhotite around 162.8 m. That zone returned 1.27 g/t Au over 1.7 m and is included into a larger mineralized zone grading 0.48 g/t Au over 6.5 m (FCI-10-018).

Five metric auriferous zones were cut by FCI-10-018. Four of them are located in the unit described as a mafic wacke. Among them, two closely-spaced intervals returned **0.48 g/t Au over 6.5 m (including 1.27 g/t Au over 1.7 m)** and **0.26 g/t Au over 5.0 m** from 158.0 to 172.5 m. Descriptions mention the occurrence of 1-2% centimetric quartz veins with arsenopyrite (locally up to 3%) from 154.3 to 185.4 m. Deformed quartz-tourmaline veins associated with arsenopyrite, pyrrhotite and pyrite are present from 162.8 to 163.4 m (Photo 9).

13.10 FCI-10-019

Hole FCI-10-019 (L: 198.5 m, AZ: 15°; D: -53°) was designed to test, along section 6+50 E, the western extension of Golden Gap mineralization, I.P. anomalies and the source of a till that returned 123 gold grains. Lithologies mapped just north of this hole included metabasalt and iron formations. Hole FCI-10-018 was positioned 172 m in front, along the same section.

After a 4.0 metre thick overburden, FCI-10-019 crosscut a mafic volcanic assemblage down to the end of the hole at 198.5 m. A narrow interval (95.6 to 101.3 m) consists in a highly brecciated mafic rock with angular fragments embedded into a chlorite-rich matrix. The whole sequence is characterized by aphyric to medium-grained metabasalt with a few decimetric horizons of crystal tuff (or plagioclase-phyric lava). Epidotization associated with quartz-rich veinlets, and minor calcite, appears to be more common than in lithologies described in previous drillholes. Quartz-calcite veinlets become the predominant type of veining downwards (Photo 10). Content in pyrrhotite and pyrite is usually limited to 1% with local exceptions where it reaches 5% in biotite-rich schist (55.8-57.0 m). Carbonatization, both pervasive and in veins, occurs from 57.5 to 91.5 m and from 101.3 to 106.3 m. From 101.3 to 121.8 m, the rock becomes moderately to strongly magnetic mainly because of disseminated magnetite and because of veins composed of epidote, calcite, magnetite, quartz and traces of pyrite. From 188.2 to 188.6 m, a narrow unit with 30% magnetite and 20% calcite has been interpreted as a banded iron formation. That occurrence of such type of metasediments is the only one described in the entire 2010 drilling program.



Photo 10. Late calcite-rich extensional veinlets (more or less parallel to the core) crosscutting foliation in metabasalt and quartz-calcite veinlets around 194.7 m (FCI-10-019).

Four metric zones with anomalous content in gold were cut by FCI-10-019. All of them are located in metabasalt and have thicknesses ranging between 0.7 and 1.0 m. Gold tenors are comprised between 0.11 and 0.70 g/t.

This hole, the last to be drilled during the campaign, was stopped prematurely due to deteriorating weather conditions in April. The lower wacke horizon was not reached; neither were the two significant gold zones cut by FCI-10-018 positioned along the same section.

13.11 FCI-10-020

Hole FCI-10-020 (L: 251 m, AZ: 15°; D: -53°) was designed to test, along section 4+50 E, the western extension of Golden Gap mineralization, I.P. anomalies and the source of a till that returned 123 gold grains. Lithologies mapped just north of this hole included metabasalt and iron formations.

After a 4.0 metre thick overburden, FCI-10-020 crosscut a large package of mafic volcanic rock down to 203.4 m. This unit is composed of abundant amphibole and plagioclase with minor quartz, biotite, calcite, chlorite, garnet and epidote. Millimetric veinlets composed of quartz, calcite, epidote and pyrite are common and locally reach up to 5-8%. A tuff-like horizon containing plagioclase phenocrysts in a mafic matrix occurs from 17.1 to 26.4 m. Decimetric felsic dykes are present too. Garnet porphyroblasts are present from 71.5 m downwards but occur over discontinuous intervals. From 160.9 to 169.1 m, the volcanic package appears to be more mafic without being a real ultramafic lithology. The core is highly fractured from 177.2 to 179.0 m and from 183.8 to 187.9 m. From 203.5 to 251.0 m, the sequence consists in a mafic wacke interlayered with decimetric bands of crystal tuff characterized by plagioclase phenocrysts. Weak to locally strong epidote veining with variable orientations is present from 205.5 to 210.0 m.

Hole FCI-10-020 intersected four metric zones with anomalous content in gold. The most significant one (**0.35 g/t Au over 13.0 m**) was found in a silicified horizon of metabasalt containing 2% pyrite and 5% biotite between 55.0 and 68.0 m. Silicification occurs as discontinuous pervasive alteration and in quartz veins. A breccia made up of angular mafic clasts enclosed in a plagioclase-rich matrix (55.4 to 55.8 m) returned 0.34 g/t Au over 1.0 m (Photo 11).



Photo 11. This breccia made up of angular mafic clasts enclosed in a plagioclase-rich matrix (55.4 to 55.8 m) returned 0.34 g/t Au over 1.0 m. This interval is part of a larger zone anomalous in gold grading 0.34 g/t Au over 13.0 m (FCI-10-020).

ITEM 14 SAMPLING METHOD AND APPROACH

Rock samples collected during the 2010 winter program were obtained to determine the elemental concentrations in a quantitative way by ALS Chemex (Val-d'Or, Québec). These samples, including barren and mineralized rocks, were collected from drill core using a splitter. Appendix II includes all certificates of analyses.

All samples were placed in individual bags with their appropriate tag number and sealed with staples. Individual bagged samples were then placed in large shipping bags. The authors are not aware of sampling factors that would impact the reliability of the samples. The even distribution of the sulphides in the samples ensured that they were of high quality and representative of the material or mineralization being sampled.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1 Sample security, storage and shipment

All samples were collected by Virginia's employees. After splitting on-site, they were immediately placed in plastic sample bags, tagged and recorded with their unique sample numbers. All samples were initially stored at Cargair outfitter camp. They were not secured in locked facilities, as this precaution was deemed unnecessary due to the remoteness of the camp. Sealed samples were then placed in shipping bags, which in turn were sealed with fibreglass tape. Shipping bags were then loaded onto a truck for transportation to ALS Chemex sample preparation facility in Val-d'Or. Bags remained sealed until they were opened by the staff of ALS Chemex.

15.2 Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the ALS Chemex preparation laboratory in Val-d'Or to 70% passing 2 mm (ALS Chemex Procedure CRU-31). From these coarse rejects a sub-sample of 200 to 250 g was split and pulverized to 85% passing 75 µm (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-g sub-sample was split and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held for 90 days at the processing laboratory for future reference.

Samples were analyzed according to the Au, WRC, Au+scan or Au+metallic sieve package depending on the expected type of mineralization as deduced by the geologist. The Au+scan package includes quantitative detection of Au, Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Th, Ti, Tl, U, V, W and Zn. The WRC package includes SiO_2, Al_2O_3, Fe_2O_3, CaO, MgO, Na_2O, K_2O, Cr_2O_3, TiO_2, MnO, P_2O_5, SrO, BaO, LOI, Y, Zr, Zn, Cu and Au.

For the WRC package, the base metals of economic interest (Cu, Zn) were determined using ALS Chemex Geochemical Procedure AA45, an aqua regia digestion method followed by atomic absorption spectrometry (AAS). Gold was determined by ALS Chemex Geochemical Procedure Au-AA23, a 30-g fire assay fusion followed by AAS. Elements of more general, geochemical interest such as Si, Al, Fe, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr and Ba were determined using ALS Chemex Geochemical Procedure ME-XRF06, a lithium metaborate fusion followed by the x-ray fluorescence (XRF) instrumental analytical technique. Trace elements Y and Zr were determined using ALS Chemex Geochemical Procedure ME-XRF05, a method involving the formation of a pressed pellet analyzed by XRF.

For the Au+scan package, all elements except Au were determined by ALS Chemex Geochemical Procedure ME-ICP41, an aqua regia leach method followed by the inductively coupled plasma atomic emission spectroscopy (ICP-AES) instrumental analytical technique. Au was determined by ALS Chemex Geochemical Procedure Au-AA23.

The Au package includes the quantitative determination of gold using the ALS Chemex Geochemical Procedure Au-AA23 followed by a gravimetric finish. When visible gold was seen in the core, the sample was sent using the Au+metallic sieve package, a method consisting in screening the coarse fraction (>100 microns) from the crushed bulk sample, and then analyzing the <100 microns fraction using the Au-AA25 method.

ITEM 16 DATA VERIFICATION

Rigorous data verification procedures were performed on the assay results and drill logs. Both authors of the present report were involved in collecting, recording, interpreting and presenting the data in this report and in the accompanying maps and sections. Data was reviewed and checked by the first author and is believed to be accurate. During sampling of core samples, blanks and standards were systematically inserted for each batch of 50 samples as part of a quality control implemented by Virginia Mines. Blanks and standards were also inserted inside the sequences of samples collected in large mineralized zones. Blanks consisted in crushed dolomite. Standards used as reference materials were SE-44, SH41, SL46 and SQ36 from Rocklabs. ALS Chemex, as part of their standard quality control, also ran duplicate check samples and standards. No sample was assayed at other laboratories.

Table 2 shows results obtained for blank samples during the entire 2010 winter drilling program. Out of 44 samples, 10 were slightly above the limit of detection which is 0.005 ppm. Since these out-of-range values are all below 0.009 ppm, we consider that the assays are accurate and clean of any contamination that could have been induced during the sampling and analytical procedures.

Table 2. Analytical results for all blank samples taken during the 2010 winter drilling program.

Sample	**Type**	**Workorder**	**Result (ppm)**
159050	BLANK	VO10022954	<0.005
159100	BLANK	VO10022955	<0.005
159150	BLANK	VO10022955	<0.005
159200	BLANK	VO10022955	<0.005
159250	BLANK	VO10022956	<0.005
159300	BLANK	VO10022956	**0.005**
159350	BLANK	VO10022957	**0.005**
159400	BLANK	VO10022957	<0.005
157050	BLANK	VO10029899	<0.005
157100	BLANK	VO10029899	<0.005
157150	BLANK	VO10030730	<0.005
157200	BLANK	VO10030730	**0.006**
159450	BLANK	VO10029898	**0.005**
159500	BLANK	VO10029898	<0.005
157250	BLANK	VO10030731	<0.005
157300	BLANK	VO10030731	<0.005
157350	BLANK	VO10030732	<0.005
157400	BLANK	VO10030733	<0.005
157450	BLANK	VO10030733	<0.005
157500	BLANK	VO10030733	**0.007**
158050	BLANK	VO10034823	**0.009**
158100	BLANK	VO10034822	<0.005
158150	BLANK	VO10034822	<0.005
158200	BLANK	VO10034822	<0.005
158250	BLANK	VO10034821	<0.005

158300	BLANK	VO10034821	<0.005
158350	BLANK	VO10034821	<0.005
158390	BLANK	VO10034034	<0.005
158400	BLANK	VO10034823	<0.005
158450	BLANK	VO10042158	**0.008**
158500	BLANK	VO10042158	<0.005
158550	BLANK	VO10042560	<0.005
158600	BLANK	VO10042561	**0.005**
158650	BLANK	VO10042561	<0.005
158700	BLANK	VO10042561	<0.005
158750	BLANK	VO10042562	<0.005
158800	BLANK	VO10042562	<0.005
158850	BLANK	VO10042563	<0.005
158900	BLANK	VO10042563	<0.005
158950	BLANK	VO10042564	<0.005
159000	BLANK	VO10042564	<0.005
192050	BLANK	VO10042159	**0.008**
192100	BLANK	VO10042159	<0.005
192189	BLANK	VO10042560	**0.007**

Almost all of the assay results for the reference materials (or standards) show a variation that is below the limit established at "3X the standard deviation" (Table 3). That variation corresponds to the difference between gold value published by Rocklabs for each reference material and gold value obtained using these standards during the drilling program. Out of 47 standard samples, three have returned gold values above the "3X standard deviation". Two of these assays come from the SE44 reference material which has a low gold value of 0.606 ppm. This low value may explain why results of two standard samples are slightly out of range. The third standard sample (158699) above the "3X standard deviation" is way out of range. By looking at gold values from other standards sent in the same workorder (VO10042561) it is clear that the assaying procedure did not underestimate gold content of other samples since gold values obtained for these standards (SE44 and SH41) are inside the limits of the simple standard deviation.

Table 3. Analytical results for all standards analyzed during the 2010 winter drilling program in comparisons with their values given in certificates of analysis (Rocklabs).

Sample	Standard	Workorder	Result	*Certificate of analysis*	*Standard deviation*	*2X Standard deviation*	*3X Standard deviation*	Variation
159075	SE44	VO10022954	0.581	*0.606*	*0.017*	*0.034*	*0.051*	-0.025
159225	SE44	VO10022956	0.598	*0.606*	*0.017*	*0.034*	*0.051*	-0.008
159425	SE44	VO10022957	0.533	*0.606*	*0.017*	*0.034*	*0.051*	**-0.073**
157125	SE44	VO10029899	0.609	*0.606*	*0.017*	*0.034*	*0.051*	0.003
157325	SE44	VO10030732	0.594	*0.606*	*0.017*	*0.034*	*0.051*	-0.012
158025	SE44	VO10029188	0.608	*0.606*	*0.017*	*0.034*	*0.051*	0.002
158225	SE44	VO10034821	0.602	*0.606*	*0.017*	*0.034*	*0.051*	-0.004
158389	SE44	VO10034034	0.541	*0.606*	*0.017*	*0.034*	*0.051*	**-0.065**
158575	SE44	VO10042560	0.625	*0.606*	*0.017*	*0.034*	*0.051*	0.019
158683	SE44	VO10042561	0.593	*0.606*	*0.017*	*0.034*	*0.051*	-0.013
158775	SE44	VO10042562	0.600	*0.606*	*0.017*	*0.034*	*0.051*	-0.006
158925	SE44	VO10042564	0.634	*0.606*	*0.017*	*0.034*	*0.051*	0.028
192175	SE44	VO10042560	0.607	*0.606*	*0.017*	*0.034*	*0.051*	0.001
159025	SH41	VO10022954	1.370	*1.344*	*0.041*	*0.082*	*0.123*	0.026
159175	SH41	VO10022955	1.325	*1.344*	*0.041*	*0.082*	*0.123*	-0.019
159375	SH41	VO10022957	1.420	*1.344*	*0.041*	*0.082*	*0.123*	0.076
157075	SH41	VO10029899	1.380	*1.344*	*0.041*	*0.082*	*0.123*	0.036
157275	SH41	VO10030731	1.400	*1.344*	*0.041*	*0.082*	*0.123*	0.056
157475	SH41	VO10030733	1.420	*1.344*	*0.041*	*0.082*	*0.123*	0.076
158175	SH41	VO10034822	1.390	*1.344*	*0.041*	*0.082*	*0.123*	0.046
158375	SH41	VO10034821	1.370	*1.344*	*0.041*	*0.082*	*0.123*	0.026
158525	SH41	VO10042560	1.400	*1.344*	*0.041*	*0.082*	*0.123*	0.056
158675	SH41	VO10042561	1.310	*1.344*	*0.041*	*0.082*	*0.123*	-0.034
158725	SH41	VO10042562	1.385	*1.344*	*0.041*	*0.082*	*0.123*	0.041
158875	SH41	VO10042563	1.315	*1.344*	*0.041*	*0.082*	*0.123*	-0.029
192075	SH41	VO10042159	1.355	*1.344*	*0.041*	*0.082*	*0.123*	0.011
159125	SL46	VO10022955	5.960	*5.867*	*0.17*	*0.34*	*0.51*	0.093
159275	SL46	VO10022956	5.580	*5.867*	*0.17*	*0.34*	*0.51*	-0.287
157175	SL46	VO10030730	6.07	*5.867*	*0.17*	*0.34*	*0.51*	0.203
159475	SL46	VO10029898	5.760	*5.867*	*0.17*	*0.34*	*0.51*	-0.107
157375	SL46	VO10030732	5.840	*5.867*	*0.17*	*0.34*	*0.51*	-0.027
158075	SL46	VO10034822	5.930	*5.867*	*0.17*	*0.34*	*0.51*	0.063
158275	SL46	VO10034821	5.810	*5.867*	*0.17*	*0.34*	*0.51*	-0.057
158425	SL46	VO10034823	5.940	*5.867*	*0.17*	*0.34*	*0.51*	0.073
158625	SL46	VO10042561	5.700	*5.867*	*0.17*	*0.34*	*0.51*	-0.167

158699	SL46	VO10042561	3.790	*5.867*	*0.17*	*0.34*	*0.51*	**-2.077**
158975	SL46	VO10042564	5.520	*5.867*	*0.17*	*0.34*	*0.51*	-0.347
192025	SL46	VO10042159	5.690	*5.867*	*0.17*	*0.34*	*0.51*	-0.177
192188	SL46	VO10042560	5.960	*5.867*	*0.17*	*0.34*	*0.51*	0.093
159325	SQ36	VO10022953	29.7	*30.04*	*0.6*	*1.2*	*1.8*	-0.340
157025	SQ36	VO10029899	29.4	*30.04*	*0.6*	*1.2*	*1.8*	-0.640
157225	SQ36	VO10030730	29.700	*30.04*	*0.6*	*1.2*	*1.8*	-0.340
157425	SQ36	VO10030733	30.600	*30.04*	*0.6*	*1.2*	*1.8*	0.560
158125	SQ36	VO10034822	29.700	*30.04*	*0.6*	*1.2*	*1.8*	-0.340
158325	SQ36	VO10034821	29.100	*30.04*	*0.6*	*1.2*	*1.8*	-0.940
158475	SQ36	VO10042158	29.900	*30.04*	*0.6*	*1.2*	*1.8*	-0.140
158825	SQ36	VO10042563	31.500	*30.04*	*0.6*	*1.2*	*1.8*	1.460

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE, MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSION

The eleven drillholes completed during winter 2010 allowed to better understand the spatial distribution of lithological assemblages and their associated alteration and mineralized zones in the immediate region surrounding Golden Gap showing. In a broad sense, all drillholes confirmed the occurrence of a large mafic volcanic unit south of Golden Gap, followed by a sedimentary-like horizon to the north. Most of the gold-bearing zones, in particular those with the largest thicknesses, are located near the contact separating these volcanic and sedimentary units. The lithological sequence is homoclinal, extending in a relatively straight uniformity in an east-west direction.

The facies of mafic volcanics changes with depth. In the shallower horizons, metabasalt is relatively aphyric to fine-grained and has a massive to moderately foliated texture. Alteration is limited to millimetric to centimetric veinlets rich in epidote and quartz associated with calcite, plagioclase, K-felspar and rare hematite. Pervasive epidotization and chloritization exist too. In rare occurrences, mafic rocks contain plagioclase phenocrysts which may correspond to thin horizons of phyric lavas or crystal tuff. Plagioclase-phyric felsic dykes are present too but limited to decimetric to metric thicknesses. Pyrite, less than 1%, is the dominant sulphide followed by pyrrhotite. As the depth increases, the metabasalt becomes more gneissic and mineral assemblages are typical of higher metamorphic grades. Grain size increases and becomes fine to medium-grained. Foliation is more evident with horizons showing weak mineral segregation and local mylonitic textures. Chlorite becomes more accessory while actinolite appears to turn into actinolitic amphibole. Epidote, K-felspar and hematite are absent and veining is almost only restricted to injections of quartz, calcite and plagioclase in variable quantities. Pervasive silicification and carbonatization are common. The mafic rocks contain low percentages of biotite concentrated into millimetric to centimetric bands parallel to foliation. These bands commonly contain garnet, amphibole and pyrrhotite. These metamorphic minerals are found in the matrix of the host rock too. Distribution of garnet porphyroblasts is heterogeneous, reaching up to 35% very locally. Amphibole occurs also in bands parallel to foliation, similar to those rich in biotite. Pyrrhotite becomes the most common sulphide and is found as disseminations or as stringers stretched into foliation. In many drillholes, we have described ultramafic lithologies near the contact with the underlying wacke. These actinolite-rich horizons have MgO content between 14 and 17%, and have been altered and deformed like the adjacent lithologies. We interpret these ultramafic rocks as being the magnesian base of the volcanic pile. In such case, we suggest that the volcano-sedimentary pile at Golden Gap has a polarity towards the south and that the volcanic event is younger than the underlying biotite-rich sediments.

Most of the drillholes have been stopped in this sedimentary-like unit whose exact protolith is still debated. The rock is composed of abundant biotite and amphibole with common plagioclase, quartz and calcite. The distribution of biotite and amphibole is continuous and forms the matrix of this host rock. Biotite is not restricted to narrow bands as in the upper metabasalt. Garnet porphyroblasts are present in variable quantities. Pyrrhotite is the most common sulphide (commonly less than 2%) with chalcopyrite and arsenopyrite in trace amounts locally. Veining is almost exclusively restricted to quartz and calcite. Locally, plagioclase phenocrysts form decimetric bands suggesting that such horizons could correspond to crystal tuff. Overall, this mafic sedimentary-like unit may be either a wacke or an ash tuff. In a few drillholes, description mentions the presence of possible andesitic flows in this sedimentary package. One drillhole also confirmed the occurrence of another horizon of metabasalt below the wacke.

The Golden Gap mineralized system and other associated large zones anomalous in gold appear to have a few common visual aspects. They are most commonly associated with important quartz veining that has been deformed, folded and boudinaged. That veining may be distinct from the one associated with calcite which is parallel to foliation. Gold zones have higher percentages of sulphides than adjacent lithologies but, most importantly, they contain variable amounts of arsenopyrite, chalcopyrite and pyrite in addition to pyrrhotite. The 2010 drilling campaign has confirmed the lateral and deep extensions of the alteration zones around Golden Gap. However, none of the newly-discovered mineralized intersections is considered to be economic. The contact between the upper metabasalt and the lower wacke, which may have structurally controlled ore-rich fluids because of rheological heterogeneity, remains the prime target for discovering additional gold zones with potential economic values.

ITEM 22 RECOMMENDATIONS

The winter 2010 drilling campaign failed to find significant economic zones in the immediate surroundings of Golden Gap showing. However, vertical and lateral extensions of known altered mineralized horizons exist and returned anomalous gold intervals. The mineralized system spreads over at least 1,200 metres laterally in an east-west direction and extends downwards to at least 200-250 metres, locally, below the surface. Drillholes showed that the gold-bearing alteration zones are open laterally and at depth. At this time, it is difficult to recommend proceeding to additional drilling at Golden Gap exclusively, particularly because we can not confirm that gold values will increase with depth. Any further work on that property should include drilling on other showings that have never been tested (eg. Séricite showing) or only sporadically drill-tested (eg. Boulder field). In such case, additional drillholes could test Golden Gap mineralization at a greater depth and along its lateral extensions.

ITEM 23 REFERENCES

Bambic, P., 1997. *Corvet Ouest property work summary.* Minex Consulting Enr. Report submitted to Virginia Gold Mines Inc., 12 pages and 2 maps, December 1997.

Bambic, P. and Chénard, D., 1999. *Corvet Ouest and Island Lake: Summer 1999 Geologic reconnaissance and trenching.* Report submitted to Virginia Gold Mines and Sudbury Contact Mines Ltd., 20 pages and 4 maps, November 1999.

Charbonneau, R., 2005. *Levé pédogéochimique de l'horizon B sur les propriétés Félicie, Corvet Ouest et Island Lake, Baie James, Québec.* Les consultants INLANDSIS. 21 pages and 1 map, December 2005.

Charbonneau, R., 2006. *B-horizon pedogeochemical survey and follow-up sampling on the Félicie, Corvet-West and Island Lake Properties, James Bay, Québec.* INLANDSIS consultants. 24 pages and 2 maps, December 2006.

Ciesielski, A., 1984. *Géologie de La Grande Rivière (Chisasibi-LG-3), sous province de la Baie James, Québec.* Geological Survey Canada, open file Map 379.

De Chavigny, P., 1998a. *Reconnaissance géologique-prospection du permis Corvet Ouest (1284), 33G/08 et 09.* Report submitted to Virginia Gold Mines Inc. GM 56091, 14 pages and 2 maps.

De Chavigny, P., 1998b. *Reconnaissance géologique-prospection du permis Island Lake (1303), 33G/09-33H/12.* Report submitted to Virginia Gold Mines Inc., GM 56020, 30 pages and 3 maps.

Eade, K.E., 1966. *Fort George River and Kaniapiskau River (West-half) map-area, New Québec*. Geological Survey Canada, Memoir 339.

Gauthier, M., 1996. *Géologie de la région du lac de la Frégate, SNRC 33G.* Ministère des Ressources Naturelles, Québec, MB-96-04.

Gauthier, M., Chartrand, F. and Larocque, M., 1997. *Cadre géologique, style et répartition des minéralisations métalliques du bassin de La Grande Rivière, Territoire de la Baie James.* Ministère des Ressources Naturelles, Québec, MB-97-30, 65 pages.

Jagodits, F.L., 1996. *Report on multi-sensor helicopter-borne geophysical survey, Sakami project.* Sial géosciences inc. Report submitted to Phelps Dodge Corporation of Canada Ltd., GM 54133, 25 pages and 30 maps.

Johnson, M., 1996. *Summary report, Sakami Project, Lac Guyer and Lac de la Corvette areas, Baie-James region.* Phelps Dodge Corporation of Canada, GM 56869, 55 pages and 6 maps.

Lambert, G., 2000. *Cartes de compilation et réinterprétation des levés de polarisation provoquée et magnétométriques sur les propriétés Corvet Ouest et Island Lake (PEM 1284 et 1303), Région de LG-4, Municipalité de la Baie James, Québec.* August 2000.

Lavoie, C., 1998. *Levé de polarisation provoquée sur le projet Lac Corvet Ouest, Région de la Baie James, Québec*. Géola, Conseil en exploration. Report submitted to Virginia Gold Mines Inc., 20 pages and 4 maps.

Mouge, P. and Paul, R., 2005. *Levé de gradiométrie magnétique héliportée –HELIMAGER- sur la propriété Félicie-Corvet (Baie James, Québec, Canada).* Géophysique GPR International Inc., M-05037, GM 62698, 35 pages and 3 maps.

Oswald, R., 2006. *Rapport géologique et recommandations, Travaux de terrain 2005 et 2006, Projet FCI.* Virginia Mines Inc., 29 p.

Oswald, R., 2007. *Rapport géologique et recommandations, Travaux de forage et de cartographie 2007, Projet FCI.* Virginia Mines Inc., 31 p.

Roy, I. and Archer, P., 2010. *Technical Report and Recommendations, Fall 2009 Exploration Program, FCI Property, Québec.* Virginia Mines Inc. and Odyssey Resources Ltd., 24 p. and maps.

Sharma, K.N.M., 1977. *Région de La Grande Rivière*. Ministère des Ressources naturelles du Québec, RG 184, 75 pages and 3 maps.

Simard, P., 2000. *Rapport des travaux de terrain sur la propriété Island Lake (PEM 1303), 33G/09 et 33H/12.* Report submitted to Virginia Gold Mines Inc., Sudbury Contact Mines Ltd. and Mentor Exploration and Development Co Ltd., 25 pages and 4 maps, November 2000.

Simard, P., 2001. *Rapport de la campagne de forages sur les propriétés Corvet Ouest et Island Lake, S.N.R.C. 33/08 et 09, 33H/05 et 12*. Report submitted to Virginia Gold Mines Inc., Sudbury Contact Mines Ltd. and Mentor Exploration and Development Co Ltd., February 2001.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, *François Huot*, resident at 4174 rue D'Estrées, Québec, Qc, G2A 3P2, hereby certify that:

- I am presently employed as a Senior Project Geologist with Virginia Mines Inc., 116, rue St-Pierre, Suite 200, Québec (Québec), G1K 4A7.
- I received a Ph.D. in Marine Geosciences from the Université de Bretagne Occidentale (Brest, France) in 2001, a M.Sc. in Earth Sciences from Laval University (Québec) in 1997, and a B.Sc. in Geology in 1994 from Laval University (Québec).
- I have been working as a mineral exploration geologist since 1994.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 502.
- I am a qualified person with respect to the Lac Gayot Project in accordance with section 5.1 of the National Instrument 43-101.
- I have worked on the property during the winter 2010 drilling program.
- I am responsible for writing the present technical report in collaboration with the other author, utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an « independent qualified person » relative to the issuer being a direct employee of Virginia Mines Inc.
- I am involved in the FCI Project since February 2010.
- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec City this 14th day of May 2010.

"François Huot"



François Huot, Ph.D., P. Géo.

CERTIFICATE OF QUALIFICATIONS

I, *Isabelle Roy*, resident at 1045, Chemin de Château-Bigot, Québec, G2L 2S3, do hereby certify that:

- I am presently employed as a Project Geologist with Virginia Mines Inc., 116, rue St-Pierre, Suite 200, Québec (Québec), G1K 4A7.
- I received a B.Sc. in Geology in 1993 from Laval University (Québec).
- I have been working as a geologist in mineral exploration since 1994.
- I am a professional geologist presently registered to the board of the *Ordre des géologues du Québec*, permit number 535.
- I am a qualified person with respect to the FCI project in accordance with section 5.1 of the national instrument 43-101.
- In collaboration with the other author, I have worked on the database and maps of this report utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or change, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Virginia Mines Inc.
- I have been involved in the FCI Project since May 2009.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec City this 14th day of May 2010.




GÉOLOGUE / GEOLOGIST
ISABELLE
ROY
535
QUÉBEC

Isabelle Roy, B.Sc., P. Géo

ITEM 25 ILLUSTRATIONS


UNGAVA TROUGH
60°
Ungava Bay
NAIN
Hudson Bay
56°
RAE
LABRADOR TROUGH
QUÉBEC
LABRADOR
SUPERIEUR
James Bay
Radisson
52°
FCI PROJECT
ONTARIO
GRENVILLE
Matagami
Chibougamau
ABITIBI SUB-PROVINCE
48°
Rouyn-Noranda
Chicoutimi
APPALACHES
Québec
400 km
Montréal
SAINT-LAWRENCE LOWLANDS
44°
78°
72°
66°
60°

Figure 1. Location of the FCI Project.


LG-4 Airport (Hydro-Québec
Cargair Outfiter (hydrobase)
Transtaiga Road
power line
FCI property

Figure 2. Location of claims of the FCI Property.

Figure 3. Claims of the FCI Project (see map in pockets).


Limit of the FCI property
Island Lake
Félicie
Corvet-Ouest
5940000 mN
5935000 mN
5930000 mN
N
S
W
E
Virginia Mines / Odyssey Resources
FCI Project
Location of Félicie, Corvet-Ouest and Island Lake areas (Figure 4)

Figure 4. The FCI Property includes, from west to east, Félicie, Corvet-Ouest and Island Lake areas.


Golden Gap: 14,3 g/t Au / 2,0m
DDH FCI-07-003: 10.48 g/t Au / 7,0m
Félicie: 5,54 g/t Au, >100g/t Ag,
1,86% Cu, 1,56% PB, 4,94% Zn
Golden East showings:
1,81 g/t Au/ 1,0m
(Golden East 2)
Deca showings: 1,91 g/t Au / 5,0m
3,40 g/t Au / 2,0m (Deca 1)
Séricite: 0,3 g/t Au, 150 g/t Ag,
1,09% Cu, 1,45% Zn
Boulder field: 38,12 g/t Au,
10,92 g/t Au
Margot showings: 236 ppb Au, 156 ppb
Pt, 182 ppb Pt, 2740 ppm Cu,
1769 ppm Ni / 2,0m (Margot-est.)
Virginia Mines
Figure 4
Local geology and showings

Figure 5. Location of gold and base metal showings of the FCI Project.


I.P. axis
Golden Gap showing
Quartz veins
32.3 g/t Au
108.9 g/t Au
FCI-10-018
FCI-10-020
FCI-10-017
10.48 g/t Au over 7 m
(FCI-07-003)
Till sample
FCI-10-019
FCI-10-016
FCI-10-014
FCI-10-013
FCI-10-012
FCI-10-011
FCI-10-010
FCI-10-015

Figure 6. Location of 2010 drillholes (blue open circles) around Golden Gap showing. The blue filled circles show collar position of drillholes done in 2001 and 2010. A larger map is inserted in pockets.

APPENDIX I List of claims.

Claim	NTS Sheet	ROW	COLUMN	AREA (ha)	Date expiration
58107	33 H/12	2	1	51.24	20110224
58108	33 H/12	2	2	51.24	20110224
58109	33 H/12	2	3	51.24	20110224
58110	33 H/12	2	4	51.24	20110224
58111	33 H/12	2	5	51.24	20110224
58105	33 H/12	1	1	51.25	20110224
58106	33 H/12	1	2	51.25	20110224
58183	33 G/09	1	18	51.24	20110228
58184	33 G/09	1	19	51.24	20110228
58185	33 G/09	1	20	51.24	20110228
58186	33 G/09	1	21	51.24	20110228
58187	33 G/09	1	22	51.24	20110228
58188	33 G/09	1	23	51.24	20110228
58189	33 G/09	1	24	51.24	20110228
58190	33 G/09	1	25	51.24	20110228
58191	33 G/09	1	26	51.24	20110228
58192	33 G/09	1	27	51.24	20110228
58193	33 G/09	1	28	51.24	20110228
58231	33 G/09	1	40	51.25	20110228
58232	33 G/09	1	41	51.25	20110228
58233	33 G/09	1	42	51.25	20110228
58234	33 G/09	1	43	51.25	20110228
58235	33 G/09	1	44	51.25	20110228
58236	33 G/09	1	45	51.25	20110228
58237	33 G/09	1	46	51.25	20110228
58238	33 G/09	1	57	51.25	20110228
58239	33 G/09	1	58	51.25	20110228
58240	33 G/09	1	59	51.25	20110228
58194	33 G/09	2	18	51.23	20110228
58195	33 G/09	2	19	51.23	20110228
58196	33 G/09	2	20	51.23	20110228
58197	33 G/09	2	21	51.23	20110228
58198	33 G/09	2	22	51.23	20110228
58199	33 G/09	2	23	51.23	20110228
58200	33 G/09	2	24	51.23	20110228
58201	33 G/09	2	25	51.23	20110228

58202	33 G/09	2	26	51.23	20110228
58203	33 G/09	2	27	51.23	20110228
58204	33 G/09	2	28	51.23	20110228
58205	33 G/09	3	18	51.22	20110228
58206	33 G/09	3	19	51.22	20110228
58207	33 G/09	3	20	51.22	20110228
58208	33 G/09	3	21	51.22	20110228
58209	33 G/09	3	22	51.22	20110228
58210	33 G/09	3	23	51.22	20110228
58211	33 G/09	3	24	51.22	20110228
58212	33 G/09	3	25	51.22	20110228
58213	33 G/09	3	26	51.22	20110228
58214	33 G/09	3	27	51.22	20110228
58215	33 G/09	3	28	51.22	20110228
58216	33 G/09	3	29	51.23	20110228
58217	33 G/09	3	30	51.23	20110228
58241	33 G/09	3	31	51.23	20110228
58218	33 G/09	4	18	51.21	20110228
58219	33 G/09	4	19	51.21	20110228
58220	33 G/09	4	20	51.21	20110228
58221	33 G/09	4	21	51.21	20110228
58222	33 G/09	4	22	51.21	20110228
58223	33 G/09	4	23	51.21	20110228
58224	33 G/09	4	24	51.21	20110228
58225	33 G/09	4	25	51.21	20110228
58226	33 G/09	4	26	51.21	20110228
58227	33 G/09	4	27	51.21	20110228
58228	33 G/09	4	28	51.21	20110228
58229	33 G/09	4	29	51.22	20110228
58230	33 G/09	4	30	51.22	20110228
58242	33 G/09	4	31	51.22	20110228
58104	33 G/09	2	60	51.24	20110224
58082	33 G/09	1	60	51.25	20110224
58083	33 G/09	1	29	51.24	20110224
58084	33 G/09	1	30	51.25	20110224
58087	33 G/09	1	31	51.25	20110224
58088	33 G/09	1	32	51.25	20110224
58089	33 G/09	1	33	51.25	20110224
58090	33 G/09	1	34	51.25	20110224
58091	33 G/09	1	35	51.25	20110224
58092	33 G/09	1	36	51.25	20110224

58093	33 G/09	1	37	51.25	20110224
58094	33 G/09	1	38	51.25	20110224
58103	33 G/09	1	39	51.25	20110224
58085	33 G/09	2	29	51.24	20110224
58086	33 G/09	2	30	51.24	20110224
58095	33 G/09	2	31	51.24	20110224
58096	33 G/09	2	32	51.24	20110224
58097	33 G/09	2	33	51.24	20110224
58098	33 G/09	2	34	51.24	20110224
58099	33 G/09	2	35	51.24	20110224
58100	33 G/09	2	36	51.24	20110224
58101	33 G/09	2	37	51.24	20110224
58102	33 G/09	2	38	51.24	20110224
58154	33 G/08	30	23	51.25	20110223
58155	33 G/08	30	24	51.25	20110223
58156	33 G/08	30	25	51.25	20110223
58157	33 G/08	30	26	51.25	20110223
58158	33 G/08	30	27	51.25	20110223
58159	33 G/08	30	28	51.25	20110223
58160	33 G/08	30	29	51.25	20110223
58161	33 G/08	30	30	51.26	20110223
58162	33 G/08	30	31	51.26	20110223
58163	33 G/08	30	32	51.26	20110223
58164	33 G/08	30	33	51.26	20110223
58165	33 G/08	30	34	51.26	20110223
58171	33 H/12	2	6	51.24	20110228
58172	33 H/12	2	7	51.24	20110228
58173	33 H/12	3	1	51.23	20110228
58174	33 H/12	3	2	51.23	20110228
58175	33 H/12	3	3	51.23	20110228
58176	33 H/12	3	4	51.23	20110228
58177	33 H/12	3	5	51.23	20110228
58178	33 H/12	3	6	51.23	20110228
58179	33 H/12	3	7	51.23	20110228
58180	33 H/12	4	4	51.22	20110228
58181	33 H/12	4	5	51.22	20110228
58182	33 H/12	4	6	51.22	20110228
58166	33 H/12	4	7	51.22	20110228
58167	33 H/12	7	16	51.19	20110228
58168	33 H/12	7	17	51.19	20110228
58169	33 H/12	7	18	51.19	20110228

58170	33 H/12	7	19	51.19	20110228
2006392	33 G/08	27	53	51.29	20100503
2006387	33 G/08	27	54	51.29	20100503
2006388	33 G/08	27	55	51.29	20100503
2006389	33 G/08	27	56	51.29	20100503
2006390	33 G/08	27	57	51.29	20100503
2006391	33 G/08	27	58	51.29	20100503
2006393	33 G/08	28	53	51.28	20100503
2006394	33 G/08	28	54	51.28	20100503
2006400	33 G/08	28	55	51.28	20100503
2006404	33 G/08	28	56	51.28	20100503
2006395	33 G/08	28	57	51.28	20100503
2006396	33 G/08	28	58	51.28	20100503
2006401	33 G/08	29	53	51.27	20100503
2006402	33 G/08	29	54	51.27	20100503
2006397	33 G/08	29	57	51.27	20100503
2006398	33 G/08	29	58	51.27	20100503
2006403	33 G/08	30	57	51.26	20100503
2006399	33 G/08	30	58	51.26	20100503
2021043	33 G/09	3	32	51.23	20100717
2021044	33 G/09	3	33	51.23	20100717
2021045	33 G/09	3	34	51.23	20100717
2021046	33 G/09	3	35	51.23	20100717
2021047	33 G/09	3	36	51.23	20100717
2021048	33 G/09	3	37	51.23	20100717
2021049	33 G/09	3	38	51.23	20100717
2021050	33 G/09	3	39	51.23	20100717
2021051	33 G/09	3	40	51.23	20100717
2021052	33 G/09	3	41	51.23	20100717
2021053	33 G/09	3	42	51.23	20100717
2021054	33 G/09	3	43	51.23	20100717
2021055	33 G/09	3	44	51.23	20100717
2021056	33 G/09	3	45	51.23	20100717
2021057	33 G/09	3	46	51.23	20100717
2021058	33 G/09	3	47	51.23	20100717
2021059	33 G/09	3	48	51.23	20100717
2021060	33 G/09	3	49	51.23	20100717
2021061	33 G/09	3	50	51.23	20100717
2021062	33 G/09	3	51	51.23	20100717
2021063	33 G/09	3	54	51.23	20100717
2021064	33 G/09	3	55	51.23	20100717

2021065	33 G/09	3	56	51.23	20100717
2021066	33 G/09	3	57	51.23	20100717
2021067	33 G/09	3	58	51.23	20100717
2021068	33 G/09	3	59	51.23	20100717
2021069	33 G/09	3	60	51.23	20100717
2024265	33 G/09	3	52	51.23	20100906
2024264	33 G/09	3	53	51.23	20100906
2060317	33 H/12	7	12	51.19	20110228
2060318	33 H/12	7	13	51.19	20110228
2060320	33 H/12	7	14	51.19	20110228
2060322	33 H/12	7	15	51.19	20110228
2060324	33 H/12	8	12	51.18	20110228
2060326	33 H/12	8	13	51.18	20110228
2060328	33 H/12	8	14	51.18	20110228
2060329	33 H/12	8	15	51.18	20110228
2098031	33 G/09	4	32	51.22	20090702
2098032	33 G/09	4	33	51.22	20090702
2098033	33 G/09	4	34	51.22	20090702
2098034	33 G/09	4	35	51.22	20090702
2098035	33 G/09	4	36	51.22	20090702
2098036	33 G/09	4	37	51.22	20090702
2098037	33 G/09	4	38	51.22	20090702
2098038	33 G/09	4	39	51.22	20090702
2098039	33 G/09	4	40	51.22	20090702
2098040	33 G/09	4	41	51.22	20090702
2098041	33 G/09	4	42	51.22	20090702
2098042	33 G/09	4	43	51.22	20090702
2098043	33 G/09	4	44	51.22	20090702
2098044	33 G/09	4	45	51.22	20090702
2098045	33 G/09	4	46	51.22	20090702
2098046	33 G/09	4	47	51.22	20090702
2098047	33 G/09	4	48	51.22	20090702
2098048	33 G/09	4	49	51.22	20090702
2098049	33 G/09	4	50	51.22	20090702
2098050	33 G/09	4	51	51.22	20090702
2098051	33 G/09	4	52	51.22	20090702
2098052	33 G/09	4	53	51.22	20090702
2098053	33 G/09	4	54	51.22	20090702
2098054	33 G/09	4	55	51.22	20090702
2098055	33 G/09	4	56	51.22	20090702
2098056	33 G/09	4	57	51.22	20090702

2098057	33 G/09	4	58	51.22	20090702
2098058	33 G/09	4	59	51.22	20090702
2098059	33 G/09	4	60	51.22	20090702
2098060	33 G/09	5	18	51.20	20090702
2098061	33 G/09	5	19	51.20	20090702
2098062	33 G/09	5	20	51.20	20090702
2098063	33 G/09	5	21	51.20	20090702
2098064	33 G/09	5	22	51.20	20090702
2098065	33 G/09	5	23	51.20	20090702
2098066	33 G/09	5	24	51.20	20090702
2098067	33 G/09	5	25	51.20	20090702
2098068	33 G/09	5	26	51.20	20090702
2098069	33 G/09	5	27	51.20	20090702
2098070	33 G/09	5	28	51.21	20090702
2098071	33 G/09	5	29	51.21	20090702
2098072	33 G/09	5	30	51.21	20090702
2098073	33 G/09	5	31	51.21	20090702
2098074	33 G/09	5	32	51.21	20090702
2098075	33 G/09	5	33	51.21	20090702
2098076	33 G/09	5	34	51.21	20090702
2098077	33 G/09	5	35	51.21	20090702
2098078	33 G/09	5	36	51.21	20090702
2098079	33 G/09	5	37	51.21	20090702
2098080	33 G/09	5	38	51.21	20090702
2098081	33 G/09	5	39	51.21	20090702
2098082	33 G/09	5	40	51.21	20090702
2098083	33 G/09	5	41	51.21	20090702
2098084	33 G/09	5	42	51.21	20090702
2098085	33 G/09	5	43	51.21	20090702
2098086	33 G/09	5	44	51.21	20090702
2098087	33 G/09	5	45	51.21	20090702
2098088	33 G/09	5	46	51.21	20090702
2098089	33 G/09	5	47	51.21	20090702
2098090	33 G/09	5	48	51.21	20090702
2098091	33 G/09	5	49	51.21	20090702
2098092	33 G/09	5	50	51.21	20090702
2098093	33 G/09	5	51	51.21	20090702
2098094	33 G/09	5	52	51.21	20090702
2098095	33 G/09	5	53	51.21	20090702
2098096	33 G/09	5	54	51.21	20090702
2098097	33 G/09	5	55	51.21	20090702

2098098	33 G/09	5	56	51.21	20090702
2098099	33 G/09	5	57	51.21	20090702
2098100	33 G/09	5	58	51.21	20090702
2098101	33 G/09	5	59	51.21	20090702
2098102	33 G/09	5	60	51.21	20090702
2098103	33 G/09	6	18	51.19	20090702
2098104	33 G/09	6	19	51.19	20090702
2098105	33 G/09	6	20	51.19	20090702
2098106	33 G/09	6	21	51.19	20090702
2098107	33 G/09	6	22	51.19	20090702
2098108	33 G/09	6	23	51.19	20090702
2098109	33 G/09	6	24	51.19	20090702
2098110	33 G/09	6	25	51.19	20090702
2098111	33 G/09	6	26	51.19	20090702
2098112	33 G/09	6	27	51.19	20090702
2098113	33 G/09	6	28	51.20	20090702
2098114	33 G/09	6	29	51.20	20090702
2098115	33 G/09	6	30	51.20	20090702
2098116	33 G/09	6	31	51.20	20090702
2098117	33 G/09	6	32	51.20	20090702
2098118	33 G/09	6	33	51.20	20090702
2098119	33 G/09	6	34	51.20	20090702
2098120	33 G/09	6	35	51.20	20090702
2098121	33 G/09	6	36	51.20	20090702
2098122	33 G/09	6	37	51.20	20090702
2098123	33 G/09	6	38	51.20	20090702
2098124	33 G/09	6	39	51.20	20090702
2098125	33 G/09	6	40	51.20	20090702
2098126	33 G/09	6	41	51.20	20090702
2098127	33 G/09	6	42	51.20	20090702
2098128	33 G/09	6	43	51.20	20090702
2098129	33 G/09	6	44	51.20	20090702
2098130	33 G/09	6	45	51.20	20090702
2098131	33 G/09	6	46	51.20	20090702
2098132	33 G/09	6	47	51.20	20090702
2098133	33 G/09	6	48	51.20	20090702
2098134	33 G/09	6	49	51.20	20090702
2098135	33 G/09	6	50	51.20	20090702
2098136	33 G/09	6	51	51.20	20090702
2098137	33 G/09	6	52	51.20	20090702
2098138	33 G/09	6	53	51.20	20090702

2098139	33 G/09	6	54	51.20	20090702
2098140	33 G/09	6	55	51.20	20090702
2098141	33 G/09	6	56	51.20	20090702
2098142	33 G/09	6	57	51.20	20090702
2098143	33 G/09	6	58	51.20	20090702
2098144	33 G/09	6	59	51.20	20090702
2098145	33 G/09	6	60	51.20	20090702
2097739	33 H/12	1	3	51.25	20090628
2097740	33 H/12	1	4	51.25	20090628
2097741	33 H/12	1	5	51.25	20090628
2097742	33 H/12	1	6	51.25	20090628
2097743	33 H/12	1	7	51.25	20090628
2097744	33 H/12	4	1	51.22	20090628
2097745	33 H/12	4	2	51.22	20090628
2097746	33 H/12	4	3	51.22	20090628
2097747	33 H/12	5	1	51.21	20090628
2097748	33 H/12	5	2	51.21	20090628
2097749	33 H/12	5	3	51.21	20090628
2097750	33 H/12	5	4	51.21	20090628
2097751	33 H/12	5	5	51.21	20090628
2097752	33 H/12	5	6	51.21	20090628
2125090	33 H/12	5	7	51.21	20090926
2125091	33 H/12	5	8	51.21	20090926
2125092	33 H/12	5	9	51.21	20090926
2125093	33 H/12	5	10	51.21	20090926
2125094	33 H/12	5	11	51.21	20090926
2097753	33 H/12	6	1	51.20	20090628
2097754	33 H/12	6	2	51.20	20090628
2097755	33 H/12	6	3	51.20	20090628
2097756	33 H/12	6	4	51.20	20090628
2097757	33 H/12	6	5	51.20	20090628
2097758	33 H/12	6	6	51.20	20090628
2097759	33 H/12	6	7	51.20	20090628
2097760	33 H/12	6	8	51.20	20090628
2097761	33 H/12	6	9	51.20	20090628
2097762	33 H/12	6	10	51.20	20090628
2097763	33 H/12	6	11	51.20	20090628
2125096	33 H/12	6	12	51.20	20090926
2125097	33 H/12	6	13	51.20	20090926
2125098	33 H/12	6	14	51.20	20090926
2125099	33 H/12	6	15	51.20	20090926

2125100	33 H/12	6	16	51.20	20090926
2125101	33 H/12	6	17	51.20	20090926
2099380	33 G/08	30	35	51.26	20090703
2099382	33 G/08	30	36	51.26	20090703
2099384	33 G/08	30	37	51.26	20090703
2099386	33 G/08	30	38	51.26	20090703
2099388	33 G/08	30	39	51.26	20090703
2099390	33 G/08	30	40	51.26	20090703
2099392	33 G/08	30	41	51.26	20090703
2099393	33 G/08	30	42	51.26	20090703
2099395	33 G/08	30	43	51.26	20090703
2099398	33 G/08	30	44	51.26	20090703
2099399	33 G/08	30	45	51.26	20090703
2099401	33 G/08	30	46	51.26	20090703
2120711	33 G/08	30	47	51.26	20090910
2120712	33 G/08	30	48	51.26	20090910
2120713	33 G/08	30	49	51.26	20090910
2120714	33 G/08	30	50	51.26	20090910
2099404	33 G/08	30	59	51.26	20090703
2099406	33 G/08	30	60	51.26	20090703
2098146	33 H/05	30	1	51.26	20090702
2098147	33 H/05	30	2	51.26	20090702
2120677	33 G/08	30	52	51.26	20090910
2120678	33 G/08	30	53	51.26	20090910
2120679	33 G/08	30	54	51.26	20090910
2120680	33 G/08	30	55	51.26	20090910
2120681	33 G/09	1	48	51.25	20090910
2120682	33 G/09	1	49	51.25	20090910
2120683	33 G/09	1	50	51.25	20090910
2120684	33 G/09	1	51	51.25	20090910
2120685	33 G/09	1	52	51.25	20090910
2120686	33 G/09	1	53	51.25	20090910
2120687	33 G/09	1	54	51.25	20090910
2120688	33 G/09	1	55	51.25	20090910
2120689	33 G/09	2	40	51.24	20090910
2120690	33 G/09	2	41	51.24	20090910
2120691	33 G/09	2	42	51.24	20090910
2120692	33 G/09	2	43	51.24	20090910
2120694	33 G/09	2	44	51.24	20090910
2120696	33 G/09	2	45	51.24	20090910
2120697	33 G/09	2	46	51.24	20090910

2120698	33 G/09	2	47	51.24	20090910
2120699	33 G/09	2	48	51.24	20090910
2120700	33 G/09	2	49	51.24	20090910
2120701	33 G/09	2	50	51.24	20090910
2120702	33 G/09	2	51	51.24	20090910
2120703	33 G/09	2	52	51.24	20090910
2120704	33 G/09	2	53	51.24	20090910
2120705	33 G/09	2	54	51.24	20090910
2120706	33 G/09	2	55	51.24	20090910
2120707	33 G/08	29	51	51.27	20090910
2120708	33 G/08	29	52	51.27	20090910
2120709	33 G/08	29	55	51.27	20090910
2120710	33 G/08	29	56	51.27	20090910
2120715	33 G/08	30	51	51.26	20090910
2120716	33 G/08	30	56	51.26	20090910
2120717	33 G/09	1	47	51.25	20090910
2125062	33 G/09	1	56	51.25	20090926
2120719	33 G/09	2	39	51.24	20090910
2125063	33 G/09	2	56	51.24	20090926
2125075	33 H/12	3	8	51.23	20090926
2125076	33 H/12	3	9	51.23	20090926
2125077	33 H/12	3	10	51.23	20090926
2125078	33 H/12	3	11	51.23	20090926
2125079	33 H/12	4	11	51.22	20090926
2125080	33 H/12	4	12	51.22	20090926
2125081	33 H/12	4	13	51.22	20090926
2125082	33 H/12	4	14	51.22	20090926
2125083	33 H/12	4	15	51.22	20090926
2125084	33 H/12	4	16	51.22	20090926
2125085	33 H/12	5	16	51.21	20090926
2125086	33 H/12	5	17	51.21	20090926
2125087	33 H/12	5	18	51.21	20090926
2125088	33 H/12	5	19	51.21	20090926
2125089	33 H/12	5	20	51.21	20090926
2125095	33 H/12	5	12	51.21	20090926
2125102	33 H/12	7	20	51.19	20090926
2125103	33 H/12	6	20	51.20	20090926
2125065	33 G/09	2	57	51.24	20090926
2125064	33 G/09	2	58	51.24	20090926
2125066	33 G/09	2	59	51.24	20090926
2125067	33 H/12	4	8	51.22	20090926

2125068	33 H/12	4	9	51.22	20090926
2125069	33 H/12	4	10	51.22	20090926
2125070	33 H/12	5	13	51.21	20090926
2125071	33 H/12	5	14	51.21	20090926
2125072	33 H/12	5	15	51.21	20090926
2125073	33 H/12	6	18	51.20	20090926
2125074	33 H/12	6	19	51.20	20090926

APPENDIX II Drill logs for the 2010 drilling campaign.

APPENDIX III Certificates of analyses.